UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): January 10, 2022

Civista Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Ohio	001-36192	34-1558688
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

100 East Water Street, P.O. Box 5016, Sandusky, Ohio	44870
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (419) 625-4121

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common	CIVB	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On January 10, 2022, Civista Bancshares, Inc., an Ohio corporation (“Civista”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Comunibanc Corp., an Ohio corporation (“Comunibanc”). Upon the terms of the Merger Agreement and subject to the conditions therein, at the effective time of the merger (the “Effective Time”), Comunibanc will merge with and into Civista with Civista being the surviving corporation (the “Merger”) and, immediately after the Effective Time, The Henry County Bank, an Ohio-chartered bank and a wholly-owned subsidiary of Comunibanc (“Henry County Bank”) will merge with and into Civista Bank, an Ohio-chartered bank and a wholly-owned subsidiary of Civista (“Civista Bank”), with Civista Bank as the surviving bank in the merger. The Boards of Directors of Civista and Comunibanc have unanimously approved the Merger and the Merger Agreement.

Under the terms and subject to the conditions of the Merger Agreement, at the Effective Time, Comunibanc shareholders will have the right to receive, for each common share issued and outstanding immediately prior to the Effective Time (except for Treasury Shares and Dissenting Shares, both as defined in the Merger Agreement), 1.1888 Civista common shares (the “Stock Consideration”) and $30.13 in cash (the “Cash Consideration”), as each of those terms is defined in the Merger Agreement. The Cash Consideration and the Stock Consideration are collectively referred to herein as the “Merger Consideration”.

The Merger Agreement contains customary representations and warranties from both Civista and Comunibanc, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of Comunibanc’s business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) the obligations of Comunibanc to facilitate its shareholders’ consideration of, and voting upon, the Merger Agreement and the transactions contemplated thereby and, subject to certain exceptions related to an unsolicited third party bona fide written acquisition proposal that is a Superior Proposal (as defined in the Merger Agreement), the obligation of the board of Comunibanc to recommend that its shareholders adopt the Merger Agreement, and (iii) Comunibanc’s non-solicitation obligations relating to alternative acquisition proposals. Civista and Comunibanc have agreed to use their reasonable best efforts to prepare and file all applications, notices, and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement.

The completion of the Merger is subject to customary conditions, including (i) adoption of the Merger Agreement by Comunibanc’s shareholders, (ii) authorization for listing of the Civista common shares to be issued in the Merger on the Nasdaq Capital Market, (iii) effectiveness of the Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”), to register Civista common shares for issuance pursuant to the Merger, (iv) the absence of any order, injunction or decree by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger, and (v) effectiveness of all regulatory authorizations, consents, orders or approvals of the transactions contemplated by the Merger Agreement that are necessary to consummate the transactions and expiration of all statutory waiting periods in respect thereof.

Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of Comunibanc in the case of Civista and Civista in the case of Comunibanc, and (ii) performance in all material respects by Comunibanc in the case of Civista and Civista in the case of Comunibanc of its obligations under the Merger Agreement.

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The Merger Agreement provides customary termination rights for both Civista and Comunibanc and further provides that a termination fee equal to $2,008,000 will be payable by Comunibanc to Civista upon termination of the Merger Agreement under certain circumstances.

Pursuant to support agreements entered into in connection with the Merger Agreement, directors of Comunibanc have agreed to vote all of their shares of Comunibanc common stock in favor of the Merger. In addition, after the Effective Date, one of the Comunibanc directors will join the Civista Bank Board of Directors.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. The Merger Agreement is attached as an exhibit to provide investors and security holders with information regarding its terms. It is not intended to provide any further financial information about Civista or its subsidiaries. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Merger Agreement and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of Civista, Comunibanc or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may not be fully reflected in public disclosures by Civista.

The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Comunibanc, Civista, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a proxy statement/prospectus of Civista, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that Civista makes with the Securities and Exchange Commission (“SEC”).

Item 7.01.	Regulation FD Disclosure.

Civista issued a joint press release with Comunibanc on January 10, 2022, in connection the announcement of the entry into the Merger Agreement, which press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Civista disclosed in the press release that it will host an investor conference call and webcast on January 11, 2022, at 10:00 a.m., ET, to provide an overview of the transaction and highlights. Participants may join the conference ten minutes prior to the start time by calling 1-855-238-2712 and asking for the Civista Bancshares conference. Additionally, the live webcast may be accessed from the ‘Webcasts and Presentations’ page of the Company’s website, www.civb.com, or from the ‘Upcoming Events’ tab on the CIVB mobile site. A copy of the presentation materials is attached hereto as Exhibit 99.2. Civista does not plan to update the presentation materials.

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The preceding information, as well as Exhibits 99.1 and 99.2 referenced therein, shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Additional Information about the Merger

This communication is being made in respect of the proposed merger transaction described above. This communication does not constitute an offer to sell or the solicitation of an offer to buy securities of Civista or a solicitation of any vote or approval. Civista will file a registration statement on Form S-4 and other documents regarding the proposed transaction referenced in this communication related to the proposed transaction with the Securities and Exchange Commission (“SEC”) to register the shares of Civista’s common stock to be issued to the shareholders of Comunibanc. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Comunibanc in advance of its special meeting of shareholders to be held to consider the proposed transaction with Civista. Before making any voting or investment decision, the investors, and shareholders of Comunibanc are urged to carefully read the entire proxy statement/prospectus when it becomes available and any other relevant documents to be filed with the SEC in connection with the proposed transaction, as well as any amendments or supplements to those documents, because they will contain important information about Civista, Comunibanc and the proposed transaction. Investors and shareholders of Comunibanc are also urged to carefully review and consider Civista’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. Investors and shareholders of Comunibanc may obtain a free copy of Civista’s public filings with the SEC and the proxy statement/prospectus related to the proposed transaction (when available) through the website maintained by the SEC at www.sec.gov, or by directing a request to Civista Bancshares, Inc., 100 East Water Street P.O. Box 5016, Sandusky, Ohio 44870, Attn: Dennis G. Shaffer, President and Chief Executive Officer.

Civista and Comunibanc and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Comunibanc in connection with the proposed transaction. Information about the directors and executive officers of Civista is set forth in the proxy statement for Civista’s 2021 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 15, 2021. Information about the directors and executive officers of Comunibanc regarding their interests and the interests of other persons who may be deemed participants in the transaction will be set forth in the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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Forward-Looking Statements

Certain statements contained in this communication, which are not statements of historical fact, may constitute “forward-looking statements” within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, management plans relating to the Merger; the expected timing of the completion of the Merger; the ability to complete the Merger; the ability to obtain any required regulatory, shareholder or other approvals related to the Merger; and any other plans, expectations, goals, projections and benefits relating to the Merger, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “target” “outlook,” “estimate,” “forecast,” “project”, “can”, “should”, “estimate”, “foresee”, and other similar words and expressions or negatives of these words, but are not the exclusive means of identifying such statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. All forward-looking statements included in this communication are made as of the date hereof and are based on information available at that time. Except as required by law, neither Civista nor Comunibanc assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are, by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that Civista or Comunibanc anticipated in its forward-looking statements, and future results could differ materially from historical performance.

Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Civista’s Annual Report on Form 10-K. In addition to factors disclosed in reports filed by Civista with the SEC, risks and uncertainties for Civista, Comunibanc, and the combined company include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Comunibanc operations with those of Civista will be materially delayed or will be more costly or difficult than expected; the parties’ inability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the inability to complete the merger due to the failure of Comunibanc’s shareholders to adopt the Merger Agreement; the failure to satisfy other conditions to completion of the Merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; diversion of management’s attention from ongoing business operations and opportunities due to the Merger; the challenges of integrating and retaining key employees; the effect of the announcement of the Merger on Civista’s, Comunibanc’s, or the combined company’s respective customer and employee relationships and operating results; the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; dilution caused by Civista’s issuance of additional shares of Civista common stock in connection with the Merger; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations and financial condition of Civista, Comunibanc and the combined company; and general competitive, economic, political and market conditions and fluctuations. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

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Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

2.1	Agreement and Plan of Merger between Civista Bancshares, Inc. and Comunibanc Corp. dated as of January 10, 2022

99.1	Press Release of Civista Bancshares, Inc. dated January 10, 2022

99.2	Investor Presentation Materials for Civista Conference Call on January 11, 2022

104	Cover Page Interactive File-the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Civista Bancshares, Inc.

By:	/s/ Todd A. Michel
Todd A. Michel
Senior Vice President and Controller

Date: January 10, 2022

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Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

January 10, 2022

by and between

CIVISTA BANCSHARES, INC.

and

COMUNIBANC CORP.

i

6.18	Indemnification	59
6.19	Environmental Assessments	60
6.20	Litigation and Claims	60
6.21	NASDAQ Listing	60
6.22	Absence of Control	60
6.23	Representation on Civista Board	61

ARTICLE VII - CONDITIONS TO CONSUMMATION OF THE MERGER; CLOSING		61
7.01	Conditions to Each Party’s Obligation to Effect the Merger	61
7.02	Conditions to Obligation of Comunibanc	62
7.03	Conditions to Obligation of Civista	62

ARTICLE VIII – TERMINATION		64
8.01	Termination	64
8.02	Effect of Termination and Abandonment; Enforcement of Agreement	66

ARTICLE IX – MISCELLANEOUS		68
9.01	No Survival	68
9.02	Amendment	68
9.03	Extension; Waiver	68
9.04	Counterparts	68
9.05	Confidential Supervisory Information	68
9.06	Governing Law; Jurisdiction	69
9.07	Waiver of Jury Trial	69
9.08	Expenses	69
9.09	Notices	69
9.10	Entire Understanding	70
9.11	Assignment; Third-Party Beneficiaries	70
9.12	Interpretation	71
9.13	Specific Performance	71
9.14	Severability	71
9.15	Delivery by Electronic Transmission	71

EXHIBIT A     Form of Support Agreement

EXHIBIT B     Form of Subsidiary Merger Agreement

ii

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of January 10, 2022 (this “Agreement”), by and between CIVISTA BANCSHARES, INC., an Ohio corporation (“Civista”), and COMUNIBANC CORP., an Ohio corporation (“Comunibanc”).

WITNESSETH

WHEREAS, Civista is a registered financial holding company under the Banking Holding Company Act of 1956, as amended (“BHCA”) and owns all of the outstanding shares of Civista Bank, an Ohio chartered commercial bank (“Civista Bank”);

WHEREAS, Comunibanc is a registered bank holding company under the BHCA and owns all of the outstanding shares of The Henry County Bank, an Ohio banking corporation (“Henry County Bank”);

WHEREAS, the Boards of Directors of Civista and Comunibanc believe that the merger of Comunibanc with and into Civista, followed by the subsidiary bank merger of Henry County Bank with and into Civista Bank, each in accordance with the terms and subject to the conditions of this Agreement, would be in the best interests of the shareholders of Civista and Comunibanc;

WHEREAS, the Boards of Directors of Civista and Comunibanc have each approved this Agreement and the transactions contemplated hereby;

WHEREAS the parties intend this merger to qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

WHEREAS, as an inducement for Civista to enter into this Agreement, certain directors of Comunibanc have entered into Support Agreements with Civista (the “Support Agreements”), each dated as of the date of this Agreement, in the form attached to this Agreement as Exhibit A, pursuant to which such directors have agreed, among other matters, to vote all of the shares of Comunibanc Common Stock beneficially owned by such individuals in favor of the Merger upon the terms and subject to the conditions set forth in the Support Agreement; and

WHEREAS, the parties also desire to provide in this Agreement for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the premises and of the covenants, representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Civista and Comunibanc hereby agree as follows:

ARTICLE I

Certain Definitions

1.01 Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Acceptance of Superior Proposal” has the meaning set forth in Section 6.06(d).

“Acquisition Proposal” has the meaning set forth in Section 6.06(e)(ii).

“Acquisition Transaction” has the meaning set forth in Section 6.06(e)(iii).

“Affiliate” or “Affiliates” has the meaning set forth in Rule 12b-2 under the Exchange Act.

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

“Associate” has the meaning set forth in Rule 12b-2 under the Exchange Act.

“BHCA” has the meaning set forth in the Recitals to this Agreement.

“CARES Act Modified Loan” has the meaning set forth in Section 5.01(t)(vii).

“CARES Act” has the meaning set forth in Section 5.01(t)(vii).

“Chosen Courts” has the meaning set forth in Section 9.06.

“Civista” has the meaning set forth in the Preamble to this Agreement.

“Civista Articles” means the Articles of Incorporation of Civista, as amended.

“Civista Bank” has the meaning set forth in the Recitals to this Agreement.

“Civista Board” means the Board of Directors of Civista.

“Civista Board Deferred Compensation Plan” means the Civista Bancshares, Inc. and Affiliates Nonqualified Deferred Compensation Plan for Directors of Civista and its Subsidiaries, as amended.

“Civista Common Shares” means shares of common stock, without par value, of Civista.

“Civista Common Share Closing Price” has the meaning set forth in Section 3.02(b)(v).

“Civista Disclosure Schedule” has the meaning set forth in Section 5.02.

“Civista Market Price” has the meaning set forth in Section 8.01(g).

“Civista Market Value” has the meaning set forth in Section 8.01(g).

“Civista Regulations” means the regulations of Civista, as amended.

“Civista SEC Reports” has the meaning set forth in Section 5.02(f)(ii).

“Closing” has the meaning set forth in Section 2.04.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” has the meaning set forth in the Recitals to this Agreement.

“Compensation and Benefit Plans” has the meaning set forth in Section 5.01(k)(i).

“Comunibanc” has the meaning set forth in the Preamble to this Agreement.

“Comunibanc 401(k) Plan” has the meaning set forth in Section 6.10(c).

“Comunibanc Articles” means the Amended and Restated Articles of Incorporation of Comunibanc, as amended.

“Comunibanc Board” means the Board of Directors of Comunibanc.

“Comunibanc Common Stock” has the meaning set forth in Section 5.01(b).

“Comunibanc Disclosure Schedule” has the meaning set forth in Section 5.01.

“Comunibanc ESOP” has the meaning set forth in Section 6.10(h).

“Comunibanc Financial Statements” has the meaning set forth in Section 5.01(e)(i)

“Comunibanc Group” has the meaning set forth in Section 5.01(o)(vii).

“Comunibanc Meeting” has the meaning set forth in Section 5.01(d)(i).

“Comunibanc Recommendation” has the meaning set forth in in Section 6.02(b).

“Comunibanc’s Territory” means, for purposes of this Agreement, the geographic area comprising the entirety of the states of Ohio, Michigan, and Indiana.

“Consultants” has the meaning set forth in Section 5.01(k)(i).

“Data Conversion” has the meaning set forth in Section 6.12.

“Determination Date” has the meaning set forth in Section 8.01(g).

“Determination Letter” has the meaning set forth in Section 6.10(c).

“Directors” has the meaning set forth in Section 5.01(k)(i).

“Dissenting Shares” has the meaning set forth in Section 3.01(d).

“Effective Date” means the date on which the Effective Time occurs.

“Effective Time” means the effective time of the Parent Merger, as provided for in Section 2.03.

“Employees” has the meaning set forth in Section 5.01(k)(i).

“Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 5.01(k)(iii).

“ERISA Affiliate Plan” has the meaning set forth in Section 5.01(k)(iii).

“ESOP Trustee” means Park National Bank.

“ESOP Vote” has the meaning set forth in Section 6.10(d).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” has the meaning set forth in Section 3.02(a).

“Exchange Fund” has the meaning set forth in Section 3.02(a).

“Exchange Ratio” shall mean 1.1888.

“FDIC” means the Federal Deposit Insurance Corporation.

“FRB” means the Board of Governors of the Federal Reserve System.

“Final Index Price” has the meaning set forth in Section 8.01(g).

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any court, arbitration panel, administrative agency or commission or other federal, state or local governmental authority or instrumentality (including, without limitation, any Regulatory Authority).

“Group” has the meaning set forth in Section 13(d) under the Exchange Act.

“Hazardous Materials” means, collectively, (a) any “hazardous substance” as defined by the Comprehensive Environmental Response, Compensation and Liability Act, as amended, and regulations promulgated thereunder, (b) any “hazardous waste” as defined by the Resource Conservation and Recovery Act, as amended through the date hereof, or regulations promulgated thereunder, and (c) any pollutant or contaminant or hazardous, dangerous or toxic chemical, material or substance within the meaning of any applicable federal, state or local law relating to or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous waste, substance or material.

“Henry County Bank” has the meaning set forth in the Recitals to this Agreement

“Index” has the meaning set forth in Section 8.01(g).

“Index Ratio” has the meaning set forth in Section 8.01(g).

“Information” has the meaning set forth in Section 6.16.

“Initial Index Price” has the meaning set forth in Section 8.01(g).

“IRS” has the meaning set forth in Section 5.01(k)(ii).

“Knowledge” means, with respect to Civista, the Knowledge of any officer of Civista with the title of Chief Executive Officer, President or Controller, and, with respect to Comunibanc, the Knowledge of any officer of Comunibanc or Henry County Bank with the title of Chairman, Chief Executive Officer, President, Chief Financial Officer, Operations Officer, Bank Secrecy Act Officer, Chief Lending Officer, or Compliance Officer. An officer of Civista or Comunibanc shall be deemed to have “Knowledge” of a particular fact or matter if such officer is actually aware of such fact or matter or a prudent individual would be reasonably expected to discover or otherwise become aware of such fact or matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or matter.

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

“Loan” or “Loans” means any loans, loan commitments, letters of credit, credit facility, credit enhancements or any other extensions of credit (including any amendments, renewals, extensions or modifications thereto).

“Material Adverse Effect” means, with respect to Civista, or Comunibanc, as the context may require, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate (i) has been or would reasonably be likely to be (a) material and adverse to the business, properties, assets, liabilities, results of operations or financial condition of Civista and its Subsidiaries, taken as a whole, or (b) material and adverse to the business, properties, assets, liabilities, results of operations or financial condition of Comunibanc and its Subsidiaries, taken as a whole, or (ii) would reasonably be likely to materially impair the ability of either Civista or Comunibanc to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in GAAP or applicable bank regulatory accounting requirements; (B) changes, after the date hereof, in laws, rules or regulations (including the Pandemic Measures) of general applicability to companies in the industries in which the party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Authorities; (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to the party or its Subsidiaries (including any such changes arising out of the Pandemic or any Pandemic Measures); (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic); (E) public disclosure of the execution of this Agreement or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees); (F) actions expressly required by this Agreement in contemplation of the transactions contemplated hereby; and (G) the occurrence of any natural or man-made disaster; except, with respect to subclauses (A), (B), (C), (D), and (G) to the extent that the effects of the change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of the party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which the party and its Subsidiaries operate).

“Material Contracts” has the meaning set forth in Section 5.01(i)(ii).

“Merger” collectively refers to the Parent Merger and the Subsidiary Merger, as set forth in Sections 2.01 and 2.05.

“Merger Consideration” has the meaning set forth in Section 3.01(a).

“Notifying Party” has the meaning set forth in Section 6.11(a).

“NASDAQ” has the meaning set forth in Section 3.02(b)(v).

“New Certificate” has the meaning set forth in Section 3.02(a).

“Notice Period” has the meaning set forth in Section 6.06(d)(ii).

“ODFI” means the Ohio Division of Financial Institutions.

“OGCL” means the Ohio General Corporation Law.

“Old Certificates” has the meaning set forth in Section 3.01(b).

“OSS” means the Office of the Secretary of State of the State of Ohio.

“Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, or any evolutions, variants or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto.

“Pandemic Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, reduced capacity, social distancing, shut down, closure, sequester or other directives, guidelines, executive orders, mandates or recommendations promulgated by any Governmental Authority, including, but not limited to, the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic.

“Parent Merger” has the meaning set forth in Section 2.01(a).

“Parent Merger Certificate” has the meaning set forth in Section 2.2.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” has the meaning set forth in Section 5.01(k)(ii).

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Phase I” has the meaning set forth in Section 6.19.

“Proxy Statement/Prospectus” has the meaning set forth in Section 5.01(d)(i).

“Registration Statement” has the meaning set forth in Section 5.01(d)(i).

“Regulatory Authorities” or “Regulatory Authority” has the meaning set forth in Section 5.01(g)(i).

“Regulatory Order” has the meaning set forth in Section 5.01(g)(i).

“Related Parties” has the meaning set forth in Section 5.01(aa).

“Related Party Agreements” has the meaning set forth in Section 5.01(aa).

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, legal or financial advisors or any representatives of such legal or financial advisors.

“Requisite Comunibanc Vote” has the meaning set forth in Section 5.01(c)(i).

“Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Subsidiary” has the meanings ascribed to it in Section 2(d) of the BHCA.

“Subsidiary Merger” has the meaning set forth in Section 2.05(a).

“Subsidiary Merger Agreement” has the meaning set forth in Section 2.05(a).

“Subsidiary Merger Certificate” has the meaning set forth in Section 2.05(b).

“Superior Proposal” has the meaning set forth in Section 6.06(e)(i).

“Surviving Corporation” has the meaning set forth in Section 2.01(a).

“Takeover Laws” means all “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover laws and regulations of the State of Ohio including without limitation Sections 1701.83 through 1701.85 of the OGCL.

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, commercial activity, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment and all other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Effective Date and any transferee liability in respect of any such items.

“Tax Returns” means any return, amended return, statement, form, claim for refund or other report (including elections, declarations, disclosures, schedules, estimates and information returns) with respect to any Tax, including any amendments thereof.

“Tail Policy” has the meaning set forth in Section 6.18(b).

“Termination Fee” has the meaning set forth in Section 8.02(b)(i).

“Third Party System” has the meaning set forth in Section 5.01(x).

“Treasury” means the United States Department of Treasury.

“Treasury Shares” means Comunibanc Shares held by Comunibanc or any of its Subsidiaries other than in a fiduciary capacity or as a result of debts previously contracted in good faith.

“Support Agreements” has the meaning set forth in the Recitals to this Agreement.

ARTICLE II

The Merger

2.01 The Parent Merger.

(a) The Parent Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Comunibanc shall merge with and into Civista (the “Parent Merger”), Civista shall survive the Parent Merger and continue to exist as an Ohio corporation (Civista, as the surviving corporation in the Parent Merger, is sometimes referred to herein as the “Surviving Corporation”), and the separate corporate existence of Comunibanc shall cease. At the Effective Time:

(i) The Civista Articles, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until amended in accordance with the OGCL;

(ii) The Civista Regulations, as in effect immediately prior to the Effective Time, shall be the regulations of the Surviving Corporation until amended in accordance with the OGCL; and

(iii) Each individual serving as a director of Civista immediately prior to the Effective Time shall remain a director of the Surviving Corporation for the balance of the term for which such individual was elected and shall serve as such until his or her successor is duly elected and qualified in the manner provided for in the Civista Articles and the Civista Regulations or as otherwise provided by the OGCL or until his or her earlier death, resignation or removal in the manner provided in the Civista Articles or the Civista Regulations or as otherwise provided by the OGCL.

(iii) At and after the Effective Time, each share of Civista Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Parent Merger.

(b) Option to Change Method of Merger. Civista may at any time prior to the Effective Time change the method of effecting the Parent Merger and/or the Subsidiary Merger (including, without limitation, changing the provisions of this Article II), if and to the extent Civista deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall:

(i) Alter or change the amount or kind of consideration to which the holders of Comunibanc Common Stock are entitled in accordance with the terms and subject to the conditions of this Agreement;

(ii) Materially impede or delay consummation of the transactions contemplated by this Agreement; or

(iii) Cause the Merger to fail to qualify as a “reorganization” under Code Section 368(a)(1)(A) of the Code.

Comunibanc, if requested by Civista, shall enter into one or more amendments to this Agreement in order to effect any such change.

2.02 Effectiveness of Parent Merger. Subject to the satisfaction or waiver of the conditions set forth in Article VII of this Agreement, the Parent Merger shall become effective upon the later to occur of the following: (i) the filing of the certificate of merger regarding the Parent Merger (the “Parent Merger Certificate”) with the OSS; or (ii) such later date and time as may be set forth in the Parent Certificate of Merger. The Parent Merger shall have the effects prescribed in the OGCL.

2.03 Effective Date and Effective Time. Subject to the satisfaction or waiver of the conditions set forth in Article VII of this Agreement, Civista and Comunibanc shall cause the effective date of the Parent Merger (the “Effective Date”) to occur as soon as practicable after the last of the conditions set forth in Article VII shall have been satisfied or waived in accordance with the terms of this Agreement; provided, however, that the Effective Date shall not fall after the date specified in Section 8.01(c) or after the date or dates on which any Regulatory Authority approval or any extension thereof expires. The time on the Effective Date when the Parent Merger shall become effective is referred to herein as the “Effective Time”.

2.04 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will occur by electronic exchange of documents at 10:00 am, Sandusky, Ohio time, on a date which is no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can be satisfied only at the Closing, but subject to the satisfaction or waiver of all conditions at the Closing), unless extended by mutual agreement of the parties hereto.

2.05 The Subsidiary Merger.

(a) Immediately following the Parent Merger, or at such later time as Civista may determine, Henry County Bank will merge with and into Civista Bank (the “Subsidiary Merger”). Civista Bank shall be the surviving entity in the Subsidiary Merger and, following the Subsidiary Merger, the separate corporate existence of Henry County Bank shall cease and Civista Bank shall survive and continue to exist as an Ohio-chartered commercial bank. Promptly after the date of this Agreement, Civista Bank and Henry County Bank shall enter into an agreement and plan of merger in substantially the form attached hereto as Exhibit B (the “Subsidiary Merger Agreement”).

(b) Each of Civista and Comunibanc shall approve the Subsidiary Merger Agreement and the Subsidiary Merger as the sole shareholders of each subsidiary bank, respectively. Prior to the Effective Time, Comunibanc shall cause Henry County Bank, and Civista shall cause Civista Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Subsidiary Merger (“Subsidiary Merger Certificate”). The Parent Merger and the Subsidiary Merger shall sometimes collectively be referred to herein as the “Merger.”

ARTICLE III

Merger Consideration

3.01 Conversion of Comunibanc Common Stock.

At the Effective Time, by virtue of the Parent Merger and without any action on the part of Civista, Comunibanc, or the holder of any shares of Comunibanc Common Stock:

(a) Subject to Section 3.02 and Section 3.03, and except as otherwise provided by paragraph (b) of this Section 3.01, each share of Comunibanc Common Stock (other than Treasury Shares and Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, without interest, (i) a number of Civista Common Shares equal to the Exchange Ratio (the “Stock Consideration”) and (ii) an amount of cash equal to $30.13 (the “Cash Consideration,” and together with the Stock Consideration, the “Merger Consideration”); and

(b) All of the shares of Comunibanc Common Stock converted into the right to receive the Merger Consideration shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Comunibanc Common Stock) previously representing any such shares of Comunibanc Common Stock shall thereafter represent only the right to receive (i) the Merger Consideration, (ii) cash in lieu of a fractional share which the shares of Comunibanc Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to Section 3.01(a) and Sections 3.02(b)(v), and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 3.02, in each case without any interest thereon. Old Certificates previously representing shares of Comunibanc Common Stock shall be exchanged for certificates or, at Civista’s option, evidence of shares in book entry form representing whole shares of Civista Common Shares as set forth in Section 3.01(a) (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such Old Certificates in accordance with Section 3.02, without any interest thereon. If, between the date of this Agreement and the Effective Time, the outstanding shares of Civista Common Shares or Comunibanc Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or extraordinary distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give holders of Comunibanc Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this sentence shall be construed to permit Comunibanc to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Comunibanc Common Stock that are owned by Comunibanc (in each case other than shares (i) held in trust accounts, managed accounts, mutual funds or similar accounts, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (ii) held, directly or indirectly, as a result of debts previously contracted) shall be cancelled and cease to exist and no Merger Consideration shall be delivered or exchanged therefor.

(d) Notwithstanding anything in this Agreement to the contrary, shares of Comunibanc Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by Persons who have properly exercised, and not withdrawn or waived, appraisal rights with respect thereto (“Dissenting Shares”) in accordance with the OGCL will not be converted into the right to receive the Merger Consideration, but will be entitled in lieu thereof to receive payment of the fair value of their Dissenting Shares in accordance with the provisions of the OGCL unless and until the holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the OGCL. If, after the Effective Time, any holder fails to perfect or effectively withdraws or loses their rights referred to in the preceding sentence, the applicable holder’s shares of Comunibanc Common Stock will thereupon be treated as if the shares had been converted at the Effective Time into the right to receive the Merger Consideration, without any interest thereon. Comunibanc will give Civista prompt notice of any notices of intent to demand payment under the OGCL received by Comunibanc with respect to shares of Comunibanc Common Stock. Prior to the Effective Time, Comunibanc will not, except with the prior written consent of Comunibanc, make any payment with respect to, or settle or offer to settle, any demands referred to in this Section 3.01(d).

3.02 Exchange and Payment Procedures.

(a) Exchange Fund. At or prior to the Effective Time, Civista shall deposit, or shall cause to be deposited, with American Stock Transfer & Trust Company, LLC (the “Exchange Agent”), for the benefit of the holders of Old Certificates for exchange in accordance with this Article III, (i) certificates or, at Civista’s option, evidence in book-entry form, representing shares of Civista Common Shares to be issued to holders of Comunibanc Common Stock (collectively, referred to herein as “New Certificates”), (ii) cash in an amount sufficient to pay the aggregate Cash Consideration to be paid to holders of Comunibanc Common Stock, and (iii) cash in an amount sufficient to pay cash in lieu of any fractional shares (such New Certificates and cash described in the foregoing clauses (i), (ii) and (iii), together with any dividends or distributions with respect thereto payable in accordance with Section 3.02(b)(ii), being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures.

(i) As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, Civista shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Comunibanc Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for certificates representing the number of whole shares of Civista Common Shares, Cash Consideration and any cash in lieu of fractional shares, as applicable, which the shares of Comunibanc Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 3.02(b)(ii). From and after the Effective Time, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (A)(1) a New Certificate representing that number of whole shares of Civista Commons Shares to which such holder of Comunibanc Common Stock shall have become entitled pursuant to the provisions of Section 3.01 and (2) a check representing the amount of (x) Cash Consideration such holder shall have become entitled pursuant to the provisions of Section 3.01, (y) any cash in lieu of a fractional share which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article III and (z) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 3.02(b)(ii), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Civista Common Shares, Cash Consideration, or any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 3.02(b), each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the Stock Consideration as provided for in Section 3.01, the Cash Consideration as provided for in Section 3.01, and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by Section 3.02(b)(ii).

(ii) No dividends or other distributions declared with respect to Civista Common Shares shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with Section 3.02(b). After the surrender of an Old Certificate in accordance with Section 3.02(b), the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Civista Common Share which the shares of Comunibanc Common Stock represented by such Old Certificate have been converted into the right to receive (after giving effect to Section 6.15).

(iii) In the event that any New Certificate representing shares of Civista Common Share is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Civista Common Share in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(iv) After the Effective Time, there shall be no transfers on the stock transfer books of Comunibanc of the shares of Comunibanc Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of Civista Common Shares, cash in lieu of fractional shares and dividends or distributions that the holder presenting such Old Certificates is entitled to, as provided in Article III.

(v) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Civista Common Shares shall be issued upon the surrender for exchange of Old Certificates or otherwise pursuant to this Agreement, no dividend or distribution with respect Civista Common Shares shall be payable on or with respect to any fractional share, and fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Civista. In lieu of the issuance of any fractional share, Civista shall pay to each former shareholder of Comunibanc who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Civista Common Shares on the NASDAQ Stock Market (the “NASDAQ”) as reported by The Wall Street Journal for the five (5) consecutive full trading days ending on the trading day preceding the Closing Date (the “Civista Common Share Closing Price”) by (ii) the fraction of a share (rounded to the nearest one-thousandth when expressed in decimal form) of Civista Common Shares which such holder would otherwise be entitled to receive pursuant to Section 3.01(a). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares is not separately bargained-for-consideration, but merely represents a mechanical rounding off for the purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(vi) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Comunibanc for six months after the Effective Time shall be paid to the Surviving Corporation. Any former holders of Comunibanc Common Stock who have not theretofore exchanged their Old Certificates pursuant to Section 3.02 shall thereafter look only to the Surviving Corporation for payment of the shares of Civista Common Shares and cash in lieu of any fractional shares and any unpaid dividends and distributions on the Civista Common Stock deliverable in respect of each former share of Comunibanc Common Stock that such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Civista, Comunibanc, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of Comunibanc Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(vii) Each of Civista and the Exchange Agent shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement all amounts required to be deducted and withheld with respect to the making of the consideration payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Civista or the Exchange Agent, as the case may be, the withheld amounts (i) will be paid over by Civista or the Exchange Agent to the appropriate governmental authority and (ii) will be treated for all purposes of this Agreement as having been paid to the Person in respect of which the deduction and withholding was made.

(viii) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Civista, the posting by such Person of a bond in such amount as Civista or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of Civista Common Shares, and any cash in lieu of fractional shares and dividends or distributions deliverable in respect thereof pursuant to this Agreement.

3.03 Tax Consequences/Tax Opinions .

(a) For federal income tax purposes, the Parent Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Department regulation sections 1.368-2(g) and 1.368-3(a).

(b) Notwithstanding anything in this Agreement to the contrary, if in the reasonable opinion of Civista the Parent Merger may potentially fail to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then Civista shall increase the Stock Consideration per share (and cause a corresponding decrease in the Cash Consideration per share equal to the economic value of any such increase) to the minimum extent necessary to enable, in the reasonable opinion of Civista, the Parent Merger to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code.

(c) (i) Civista shall have obtained an opinion of Dinsmore & Shohl LLP, in form and substance reasonably acceptable to the parties, dated on or about the Effective Date, to the effect that the Merger effected pursuant to this Agreement will constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinion shall be based upon factual representations received by counsel from Comunibanc and Civista, which representations may take the form of written certifications. (ii) Comunibanc shall have received an opinion from Shumaker, Loop & Kendrick, LLP addressed to the shareholders of Comunibanc, in form and substance reasonably acceptable to the parties, dated on or about the Effective Date, to the effect that the Merger effected pursuant to this Agreement will constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinion shall be based upon factual representations received by counsel from Comunibanc and Civista, which representations may take the form of written certifications.

ARTICLE IV

Actions Pending Consummation of Merger

4.01 Forbearances of Comunibanc. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, as required by law (including Pandemic Measures) or required by an applicable Regulatory Order, without the prior written consent of Civista, which consent shall not be unreasonably withheld, Comunibanc shall not, and shall cause its Subsidiaries not to:

(a) Ordinary Course. Conduct the business of Comunibanc and its Subsidiaries other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact their respective business organizations and assets and maintain their respective rights, franchises and existing relations with customers, suppliers, vendors, employees and business associates, or voluntarily take any action which, at the time taken, is reasonably likely to have an adverse effect upon Comunibanc’s ability to perform any of its obligations under this Agreement or prevent or materially delay the consummation of the transactions contemplated by this Agreement, or enter into any new line of business or materially change its lending, investment, underwriting, risk, asset liability management or other banking and operating policies, except as required by applicable law or policies imposed by any Governmental Authority or by any applicable Regulatory Order.

(b) Capital Stock. (i) Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional Comunibanc Common Stock or other capital stock of Comunibanc, (ii) enter into any agreement with respect to the foregoing, (iii) permit any additional Comunibanc Common Stock to become subject to any Rights, or (iv) effect any recapitalization, reclassification, stock split, or similar change in capitalization.

(c) Dividends; Distributions; Adjustments. (i) Make, declare, pay or set aside for payment any dividend or distribution on any shares of its capital stock, other than dividends from Henry County Bank to Comunibanc; provided that, subject to the provisions set forth in Section 6.15, (A) Comunibanc shall be permitted to pay a dividend of $0.41 on each outstanding share of Comunibanc Common Stock for the six-month period January 1, 2022 through June 30, 2022, to be declared and paid in June, 2022 consistent with past practices, prorated if the Effective Time occurs prior to the declaration of such dividend, and (B) Comunibanc shall be permitted to pay, immediately prior to Closing, a dividend $0.20 on each outstanding share of Comunibanc Common Stock if the Effective Time occurs after October 31, 2022, so long as in the case of both (A) and (B) the declaration and payment of such dividend complies with all applicable laws, or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

(d) Compensation; Employment Agreements. Enter into, modify, amend, renew or terminate any employment, consulting, severance, retention, change in control, or similar agreements or arrangements with any director, consultant, officer or employee of Comunibanc or any of its Subsidiaries, hire or engage any full-time employee or consultant, other than as replacements for positions existing on the date hereof, or grant any salary or wage increase or bonus or increase any employee benefit (including incentive or bonus payments), except for changes that are required by applicable law and except for changes in the ordinary course of business consistent with past practice.

(e) Benefit Plans. Enter into, establish, adopt, amend, modify, make any contributions to or terminate (except (i) as may be required by applicable law, (ii) as contemplated by this Agreement, or (iii) pursuant to the regular annual renewal of insurance contracts) any pension, retirement, phantom stock, stock purchase, savings, profit sharing, deferred compensation, change in control, salary continuation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract (including related administrative services contracts), plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, consultant, officer or employee of Comunibanc or any of its Subsidiaries, or take any action to accelerate the payment of benefits or the vesting or exercisability of any restricted stock, phantom stock or other compensation or benefits payable thereunder.

(f) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any Person other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness of any Person or any claims against any Person, in each case other than in the ordinary course, consistent with past practices, including any debt collection or foreclosure transactions.

(g) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other Person.

(h) Governing Documents. Amend the Comunibanc Articles or the organizational and governing documents of its Subsidiaries.

(i) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP.

(j) Material Contracts. (i) Terminate, amend, or waive any provision of, any Material Contract; (ii) make any change in any instrument or agreement governing the terms of any of its securities, or material lease or any other Material Contract, other than normal renewals of leases and other Material Contracts without material adverse changes of terms with respect to Comunibanc or any Comunibanc Subsidiary; (iii) enter into any Material Contract that (A) would constitute a Material Contract if it were in effect on the date of this Agreement or (B) that has a term of one year or longer and that requires payments or other obligations by Comunibanc or any Comunibanc Subsidiary of $25,000 or more under the Material Contract; or (iv) enter into any Material Contract if the Material Contract, in the aggregate with all Material Contracts entered into by Comunibanc or any Comunibanc Subsidiary from and after the date of this Agreement, would result in aggregate required payments by Comunibanc or any Comunibanc Subsidiary in excess of $100,000.

(k) Claims. Settle any claim, suit, action or proceeding, except for any claim, action or proceeding which does not involve precedent for other material claims, suits, actions or proceedings and which involves solely money damages in an amount, individually not to exceed $50,000 or in the aggregate not to exceed $100,000 for all such claims, actions or proceedings.

(l) Adverse Actions. Take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied, or (iii) a violation of any provision of this Agreement except, in each case, as may be required by applicable law or by any Governmental Authority.

(m) Risk Management. Except pursuant to applicable law or as required by any Governmental Authority, (i) implement or adopt any material change in its interest rate or other risk management policies, procedures or practices, (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk, (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk, or (iv) fail to follow its existing policies or practices with respect to managing its fiduciary risks.

(n) Borrowings. Other than in the ordinary course, consistent with past practice, assume guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course, consistent with past practices shall include the creation of deposit liabilities, issuance of letters of credit, purchases of federal funds, borrowings from any of the Federal Home Loan Banks, sales of certificates of deposits, and entry into repurchase agreements).

(o) Indirect Loans; Participations. (i) Make or purchase any indirect or brokered Loans, or (ii) purchase from or sell to any financial institution or other non-depository lender an interest in a Loan, except for such credit facilities made to borrowers in Comunibanc’s Territory which are secured by collateral located in the Comunibanc’s Territory in the ordinary course and consistent with past practices.

(p) Capital Expenditures. Make, or commit to make, any capital expenditures that exceed by more than five percent (5%) Comunibanc’s capital expenditure budget set forth in Section 4.01(p) of the Comunibanc Disclosure Schedule.

(q) Lending. (i) Enter into any new line of business, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital applicable with respect to its loan portfolio or any segment thereof); (ii) make or acquire, or modify, renew or extend any Loan except for Loans made acquired, renewed or extended in the ordinary course, consistent with past practices and in compliance with Henry County Bank’s loan policies and underwriting guidelines and standards as in effect as of the date of this Agreement; (iii) make or acquire, or modify, renew or extend any Loan (A) in the case of new Loans (other than unsecured Loans), if immediately after making the Loan the Person obtaining the Loan and the Person’s Affiliates would have debt owed to Comunibanc or any of its Subsidiaries that is, in the aggregate, in excess of $1,000,000, (B) in the case of the modification, renewal, or extension of any Loan (other than unsecured Loans) outstanding as of the date of this Agreement, if immediately after the modification, renewal, or extension of the Loan the Person obtaining the modification, renewal, or extension of the Loan and the Person’s Affiliates would have an aggregate credit exposure to Comunibanc or any of its Subsidiaries that is, in excess of $1,000,000, (C) in the case of new unsecured Loans, or the modification, renewal, or extension of any unsecured Loan outstanding as of the date of this Agreement, if immediately after making the new unsecured Loan or immediately after the modification, renewal or extension of the unsecured Loan the Person obtaining the new unsecured Loan or the modification, renewal or extension of the unsecured Loan and the Person’s Affiliates would have unsecured debt owed to Comunibanc or any of its Subsidiaries that is, in the aggregate, in excess of $500,000 , or (D) that is in excess of $500,000 and that is classified by Henry County Bank as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, in each case, except pursuant to existing commitments entered into prior to the date hereof; (iv) grant, or renew the prior grant of, the deferral of any payments under any Loan or make or agree to make any other modification that would result in the Loan being, or continue the status of the Loan as, a CARES Act Modified Loan; provided that in the case of each of items (i) – (iv) above Civista shall be required to respond to any request for a consent to make such Loan or extension of credit in writing within three (3) business days after the loan package is delivered to Civista.

(r) Investment Securities Portfolio. Restructure or materially change its investment securities portfolio or its portfolio duration, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, or invest in any mortgage-backed or mortgage-related securities which would be considered “high risk” securities under applicable regulatory pronouncements, or otherwise purchase or sell securities in the portfolio individually that exceed $3,000,000 or in the aggregate that would exceed $15,000,000.

(s) Taxes. (i) Fail to prepare or file or cause to be prepared or filed in a timely manner consistent with past practice all Tax Returns that are required to be filed (with extensions) at or before the Effective Time, (ii) fail to timely pay any Tax due (whether or not required to be shown on any such Tax Returns), or (iii) make, change or revoke any Tax election or Tax accounting method, file any amended Tax Return, settle any Tax claim or assessment or consent to the extension or waiver of any statute of limitations with respect to Taxes (or offer or agree to do any of the foregoing or surrender its rights to do any of the foregoing or to claim any refund of Taxes or file any amended Tax Return).

(t) Offices and Facilities. (i) Open, close or relocate any branch office, ATMs, loan production office or other significant office or operations facility of Comunibanc or its Subsidiaries at which business is conducted, other than as specified on Section 4.01(t) of the Comunibanc Disclosure Schedule or (ii) fail to use commercially reasonable efforts to maintain and keep their respective properties and facilities in their present condition and working order, ordinary wear and tear excepted.

(u) Interest Rates. Increase or decrease the rate of interest paid on time deposits or certificates of deposit, except in a manner consistent with past practices in relation to rates prevailing in the relevant market.

(v) Foreclosures. Foreclose upon or otherwise cause Comunibanc or any of its Subsidiaries to take title to or possession or control of any real property or entity thereon without first obtaining a Phase I thereon which indicates that the property does not contain any Recognized Environmental Conditions (as defined in the ASTM-E1527-13 standard for Phase I Environmental Site Assessments); provided, however, that no such report shall be required to be obtained with respect to single-family residential real property of one acre or less to be foreclosed upon unless Comunibanc has reason to believe that such real property may contain any such Hazardous Material.

(w) Deposit Liabilities. Cause or permit any material change in the amount or general composition of deposit liabilities.

(x) Reorganization 368(a). Not take, or fail to take, any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(y) Commitments. Agree or commit to do any of the foregoing.

4.02 Forbearances of Civista. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, as required by law (including Pandemic Measures) or required by an applicable Regulatory Order, without the prior written consent of Comunibanc, Civista shall not, and shall cause its Subsidiaries not to:

(a) Capital Stock. Effect any recapitalization, reclassification, stock split, or similar change in capitalization.

(b) Governing Documents. Amend the Civista Articles or the Civista Regulations in a manner that would materially and adversely affect the holders of Comunibanc Common Stock, or adversely affect the holders of Comunibanc Common Stock relative to other holders of Civista Common Shares.

(c) Adverse Actions. Take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming materially inaccurate at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied, (iii) a violation of any provision of this Agreement except, in each case, as may be required by applicable law or by any Governmental Authority, or (iv) a delay in the consummation of the transactions contemplated by this Agreement.

(d) Commitments. Agree or commit to do any of the foregoing.

ARTICLE V

Representations and Warranties

5.01 Representations and Warranties of Comunibanc. Except as disclosed in the disclosure schedule delivered by Comunibanc to Civista concurrently herewith (the “Comunibanc Disclosure Schedule”); provided that (i) the mere inclusion of an item in the Comunibanc Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Comunibanc that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (ii) any disclosures made with respect to a section of Article V shall be deemed to qualify any other section of Article V specifically referenced or cross-referenced, Comunibanc hereby represents and warrants to Civista as follows:

(a) Organization, Standing and Authority.

(i) Comunibanc is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and is a bank holding company duly registered with the FRB under the BHCA. Comunibanc has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Henry County Bank is an Ohio-chartered commercial bank and is supervised and regulated by the ODFI and FDIC. Henry County Bank is duly organized, licensed, validly existing and in good standing under the laws of the State of Ohio, has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed and qualified to do business and is in good standing in any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. Section 5.01(a)(i) of the Comunibanc Disclosure Schedule sets forth the foreign jurisdictions in which Comunibanc or its Subsidiaries conduct business.

(ii) There are no restrictions on the ability of any Subsidiary of Comunibanc to pay dividends or distributions, except, in the case of a Subsidiary that is an insured depository institution, for restrictions on dividends or distributions generally applicable to all such regulated entities. Section 5.01(a)(ii) of the Comunibanc Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Comunibanc as of the date hereof.

(b) Capital Structure of Comunibanc.

(i) As of date hereof, the authorized capital stock of Comunibanc consists of 2,000,000 shares of Comunibanc Common Stock, of which 828,504 shares are currently issued and outstanding (“Comunibanc Common Stock.”) Comunibanc has no other capital stock authorized. As of date hereof, there are: (A) no shares of Treasury Shares held by Comunibanc or otherwise owned by Comunibanc or its Subsidiaries. All of the issued and outstanding Comunibanc Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Comunibanc does not have, and is not bound by, any outstanding or issued Rights with respect to the Comunibanc Common Stock.

(ii) Neither Comunibanc nor any of its Subsidiaries have any authorized, issued, or outstanding bonds, debentures, notes or other indebtedness for which the holders thereof have the right to vote on any matters on which the shareholders have the right to vote. There are no registration rights, and there is no voting trust, proxy, rights agreement, “poison pill” anti-takeover plan or other agreement or understanding to which Comunibanc is a party or by which it is bound with respect to any equity security of any class of Comunibanc or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its Subsidiaries.

(c) Authority; No Violation.

(i) Comunibanc has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the Subsidiary Merger have been duly and validly approved by the Board of Directors of Comunibanc. The Board of Directors of Comunibanc has determined, subject to Section 6.06 of this Agreement, that the Parent Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Comunibanc and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Comunibanc’s shareholders for approval (with the Comunibanc Board of Directors’ recommendation in favor of approval) at a meeting of the shareholders, and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Comunibanc Common Stock (the “Requisite Comunibanc Vote”), and the adoption and approval of the Subsidiary Merger Agreement by Comunibanc as sole shareholder of Henry County Bank, no other corporate proceedings on the part of Comunibanc are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Comunibanc and (assuming due authorization, execution and delivery by Civista) constitutes a valid and binding obligation of Comunibanc, enforceable against Comunibanc in accordance with its terms (except in all cases as enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(ii) Neither the execution and delivery of this Agreement by Comunibanc nor the consummation by Comunibanc of the transactions contemplated hereby, including the Parent Merger and the Subsidiary Merger, nor compliance by Comunibanc with any of the terms or provisions hereof, will (A) violate any provision of the Comunibanc Articles or (B) assuming that the consents and approvals referred to in Section 5.01(d) are duly obtained, (1) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Comunibanc or any Comunibanc Subsidiaries or any of their respective properties or assets or (2) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or payments, rebates, or reimbursements required under, or result in the creation of any Lien upon any of the respective properties or assets of Comunibanc or any Comunibanc Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Comunibanc or any Comunibanc Subsidiary is a party, or by which they or any of their respective properties or assets may be.

(d) Consents and Regulatory Approvals.

(i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Comunibanc or any of its Subsidiaries in connection with the execution, delivery or performance by Comunibanc of this Agreement or the consummation of the transactions contemplated hereby, including the Merger, except for (A) the filings of applications, waivers or notices, as applicable, with Regulatory Authorities to approve the transactions contemplated by the Agreement, (B) the filing with the SEC and declaration of effectiveness of a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act including the proxy statement/prospectus (the “Proxy Statement/Prospectus”) relating to the meeting, including any adjournment or postponements thereof, of Comunibanc shareholders to be held in connection with this Agreement and the Merger (the “Comunibanc Meeting”), (C) Requisite Comunibanc Vote, (D) the filing of the Parent Certificate of Merger with the OSS pursuant to the OGCL, and filing the Subsidiary Merger Certificate with the OSS after approval by the ODFI, and (E) the receipt of the approvals set forth in Section 7.01(b).

(ii) As of the date hereof, Comunibanc is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(e) Financial Statements; Material Adverse Effect; Internal Controls.

(i) Comunibanc has delivered or will deliver to Civista (A) audited consolidated financial statements for each of the fiscal years ended December 31, 2020, 2019 and 2018, respectively, consisting of consolidated balance sheets and the related consolidated statements of income, comprehensive income and shareholders’ equity and cash flows for the fiscal years ended on such dates, including the footnotes thereto and the reports prepared with respect thereto by CliftonLarsenAllen LLP, Comunibanc’s independent registered public accounting firm; (B) unaudited consolidated financial statements for the nine-month interim period ended September 30, 2021 and each subsequent quarter thereafter, consisting of balance sheets and the related statements of income; and (C) unaudited consolidated monthly financial statements for October 31, 2021 and each subsequent month thereafter, consisting of balance sheets and the related statements of income (collectively, the “Comunibanc Financial Statements”). The Comunibanc Financial Statements, as of the dates thereof and for the periods covered thereby, have been prepared in conformity with GAAP, consistently applied throughout the periods indicated, and fairly present the financial position of Comunibanc and its Subsidiaries as of the dates thereof and the results of operations and cash flows for the periods indicated, subject in the case of the interim financial statements to normal year-end adjustments and the absence of notes thereto. As of the date hereof, the books and records of Comunibanc and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, CliftonLarsenAllen LLP has not resigned (or informed Comunibanc that it intends to resign) or been dismissed as independent public accountants of Comunibanc as a result of or in connection with any disagreements with Comunibanc on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(ii) Neither Comunibanc nor any of its Subsidiaries has incurred any material liability or obligation of any nature whatsoever, except for (A) those liabilities that are reflected or reserved against on the consolidated balance sheet of Comunibanc included in the Comunibanc Financial Statements for fiscal year ended December 31, 2020 (including any notes thereto), (B) liabilities incurred in the ordinary course of business consistent in nature and amount with past practice since December 31, 2020 or (C) in connection with this Agreement and the transactions contemplated hereby.

(iii) Since December 31, 2020, (A) Comunibanc and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice, and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events is reasonably likely to have a Material Adverse Effect with respect to Comunibanc or any of its Subsidiaries.

(iv) Comunibanc has established and maintains a system of internal accounting controls for Comunibanc and its Subsidiaries sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and applicable law, including policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Comunibanc and its Subsidiaries in all material respects; (B) provide reasonable assurance that transactions are recorded as necessary to facilitate preparation of financial statements in conformity with GAAP, and that receipts and expenditures of Comunibanc and its Subsidiaries are being made in accordance with authorizations of management and directors of Comunibanc and its Subsidiaries, as the case may be; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Comunibanc or its Subsidiaries that could have a material effect on their financial statements. Comunibanc has no Knowledge of any deficiency in the effectiveness of Comunibanc’s and its Subsidiaries’ internal controls over financial reporting as of the end of the periods covered by the Comunibanc Financial Statements and, to Comunibanc’s Knowledge, any fraud, whether or not material, that involves management or other employees of Comunibanc or its Subsidiaries. Comunibanc has provided Civista access to all documentation related to Comunibanc’s internal control over financial reporting. Since December 31, 2018, to Comunibanc’s Knowledge, except as set forth in Comunibanc’s Disclosure Schedule, there has been no complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Comunibanc or any of its Subsidiaries or their respective internal accounting controls, including without limitation any complaint, allegation, assertion or claim that Comunibanc or Henry County Bank has engaged in questionable accounting or auditing practices.

(f) Litigation. Except as set forth in Section 5.01(f) of Comunibanc Disclosure Schedule, there is no suit, action, investigation, claim, proceeding or review pending, or to Comunibanc’s Knowledge, threatened against or affecting it or any of its Subsidiaries or any of the current or former directors or executive officers of it or any of its Subsidiaries (and it is not aware of any basis for any such suit, action, investigation, claim, proceeding or review) (i) that involves a Governmental Authority, or (ii) that, individually or in the aggregate, is (A) material to it and its Subsidiaries, taken as a whole, or is reasonably likely to result in a material restriction on its or any of its Subsidiaries’ businesses or, after the Effective Time, the business of Civista or any of its Affiliates, or (B) reasonably likely to materially prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement. There is no injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by Comunibanc, any of its Subsidiaries or the assets of it or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Civista or any of its Affiliates) that is or could reasonably be expected to be material to Comunibanc or any of its Subsidiaries.

(g) Regulatory Matters.

(i) Neither Comunibanc nor any of its Subsidiaries nor any of their respective properties is a party to or is subject to any order, decree, formal or informal agreement, memorandum of understanding or similar arrangement with, or a commitment letter, board resolution or similar submission to, or extraordinary supervisory letter (any of the foregoing, a “Regulatory Order”) from any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions (or their holding companies) or issuers of securities or engaged in the insurance of deposits (including, without limitation, the FDIC, the FRB, and the ODFI) or the supervision or regulation of it or any of its Subsidiaries (collectively, the “Regulatory Authorities”).

(ii) Neither Comunibanc nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, formal or informal agreement, memorandum of understanding, commitment letter, board resolution, supervisory letter or similar submission.

(h) Compliance with Laws. Comunibanc and each of its Subsidiaries hold, and have held at all times, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding the applicable license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Comunibanc, and, to the Knowledge of Comunibanc, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Comunibanc and each of its Subsidiaries have complied in all material respects with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Authority relating to Comunibanc or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer Loans.

(i) Material Contracts; Defaults.

(i) Except as set forth in the Comunibanc Disclosure Schedule listed under Section 5.01(i)(i), neither Comunibanc nor any of its Subsidiaries is a party to or is bound by any contract or agreement (whether written or verbal) of the following types as of the date of this Agreement, and no such contract or agreement is presently being negotiated or discussed:

(A) any contract involving commitments to others to make capital expenditures or purchases or sales in excess of $25,000 in any one case or $100,000 in the aggregate in any period of 12 consecutive months;

(B) any contract relating to any direct or indirect indebtedness of Comunibanc or any of its Subsidiaries for borrowed money, other than deposit liabilities in the ordinary course of business (including loan agreements, lease purchase arrangements, guarantees, agreements to purchase goods or services or to supply funds or other undertakings relating to the extension of credit), or any conditional sales contracts, equipment lease agreements and other security arrangements with respect to personal property with an obligation in excess of $25,000 in any one case or $100,000 in the aggregate in any period of 12 consecutive months;

(C) any employment, severance, consulting or management services contract or any confidentiality or nondisclosure contract with any director, officer, employee or consultant of Comunibanc or any of its Subsidiaries;

(D) any contract containing covenants limiting the freedom of Comunibanc or any of its Subsidiaries to compete in any line of business or with any Person or in any area or territory;

(E) any partnership, joint venture, limited liability company arrangement or other similar agreement;

(F) any profit sharing, phantom stock award, stock option, stock purchase, stock appreciation, deferred compensation, issuance, or other plan or arrangement for the benefit of Comunibanc’s or any of its Subsidiaries’ current or former directors, officers, employees or consultants;

(G) any license agreement, either as licensor or licensee, or any other contract of any type relating to any intellectual property, except for license agreements relating to off-the-shelf software or software components pursuant to a non-negotiable standard form or “shrink wrap” license agreement;

(H) any contract with any insider of Comunibanc or any of its Subsidiaries or any arrangement under which Comunibanc or any of its Subsidiaries has advanced or loaned any amount to any of their respective insiders or immediate family member of any insider (the terms “insider” and “immediate family member” have the meanings given to them under Regulation O (12 C.F.R. Part 215) as promulgated by the FRB);

(I) any contract, whether exclusive or otherwise, with any sales agent, representative, franchisee or distributor;

(J) other than this Agreement and any ancillary agreements being executed in connection with this Agreement, any contract providing for the acquisition or disposition of any portion of the assets, properties or securities of Comunibanc or any of its Subsidiaries;

(K) any contract that requires the payment of royalties;

(L) any contract pursuant to which Comunibanc or any of its Subsidiaries has any obligation to share revenues or profits derived from Comunibanc or any of its Subsidiaries with any other Person;

(M) any contract between (i) Comunibanc or any of its Subsidiaries, on the one hand, and any officer, director, employee or consultant of Comunibanc or any of its Subsidiaries, on the other hand, and (ii) Comunibanc or any of its Subsidiaries, on the one hand, and any Associate or Affiliate of any director, officer, employee or consultant of Comunibanc or any of its Subsidiaries, on the other hand; and

(N) any other legally binding contract not of the type covered by any of the other items of this Section 5.01(i) involving money or property and having an obligation in excess of $25,000 in the aggregate in any period of 12 consecutive months or which is otherwise not in the ordinary and usual course of business.

(ii) “Material Contracts” shall mean those contracts on the Comunibanc Disclosure Schedule listed under Section 5.01(i)(ii). True, complete and correct copies of all of the Material Contracts have been made available to Civista. All of the Material Contracts are in full force and effect and are legal, valid, binding and enforceable in accordance with their terms (A) as to Comunibanc or any of its Subsidiaries, as the case may be, and (B) to the Knowledge of Comunibanc, as to the other parties to such Material Contracts. Except as disclosed in the Comunibanc Disclosure Schedule, Comunibanc and/or its Subsidiaries, as applicable, and to the Knowledge of Comunibanc, each other party to the Material Contracts, has performed and is performing all material obligations, conditions and covenants required to be performed by it under the Material Contracts. Neither Comunibanc nor its Subsidiaries, and to the Knowledge of Comunibanc, no other party, is in violation, breach or default of any material obligation, condition or covenant under any of the Material Contracts, and neither Comunibanc nor its Subsidiaries, and to the Knowledge of Comunibanc, no other party, has received any notice that any of the Material Contracts will be terminated or will not be renewed. Neither Comunibanc nor any of its Subsidiaries has received from or given to any other Person any notice of default or other violation under any of the Material Contracts, nor, to the Knowledge of Comunibanc, does any condition exist or has any event occurred which with notice or lapse of time or both would constitute a default under any of the Material Contracts.

(j) Brokerage and Finder’s Fees. Except as set forth in Section 5.01(j) of Comunibanc Disclosure Schedule, neither Comunibanc nor any of its Subsidiaries has engaged or employed any broker, finder, or agent, or agreed to pay or incurred any brokerage fee, finder’s fee, commission or other similar form of compensation (including any break-up or termination fee) in connection with this Agreement or the transactions contemplated hereby.

(k) Employee Benefit Plans; Employee Matters.

(i) Section 5.01(k) of Comunibanc Disclosure Schedule contains a complete and accurate list of all bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare and fringe benefit plans, employment, retention, change in control, severance agreements, and all similar practices, policies and arrangements, whether written or unwritten, that are currently effective or were in effect at any time in the previous five years, in which any employee or former employee (the “Employees”), consultant or former consultant (the “Consultants”) or director or former director (the “Directors”) of Comunibanc or any of its Subsidiaries or any ERISA Affiliate participates, sponsors or contributes, or to which any such Employees, Consultants or Directors are a party or under which Comunibanc or its Subsidiaries or any ERISA Affiliate has any present or future liability (the “Compensation and Benefit Plans”). Neither Comunibanc nor any of its Subsidiaries nor any ERISA Affiliate has any commitment to create any additional Compensation and Benefit Plan or to modify or change any existing Compensation and Benefit Plan. Except as disclosed in Section 5.01(k) of Comunibanc Disclosure Schedule, no Compensation and Benefit Plan holds any Comunibanc Common Stock.

(ii) Each Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has either received a favorable Determination Letter from the Internal Revenue Service (“IRS”), and no circumstances exist which are likely to result in revocation of any such favorable Determination Letter; or has been adopted on a prototype plan which has received a current opinion letter from the national office of the IRS. There is no pending or, to the Knowledge of Comunibanc, threatened legal action, suit or claim relating to the Compensation and Benefit Plans. Neither Comunibanc nor any of its Subsidiaries nor any ERISA Affiliate has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject Comunibanc or any of its Subsidiaries or any ERISA Affiliate to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA. Except as disclosed in Section 5.01(k) of Comunibanc Disclosure Schedule, to the Knowledge of Comunibanc, no event has occurred or circumstance exists that could result in a material increase in premium cost of a Compensation and Benefit Plan that is insured, or a material increase in benefit cost of such Compensation and Benefit Plans that are self-insured.

(iii) None of the Compensation and Benefit Plans is subject to Title IV of ERISA. No liability under Title IV of ERISA has been or is expected to be incurred by Comunibanc or any of its Subsidiaries with respect to any terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, formerly maintained by any of them, or any single-employer plan of any entity (an “ERISA Affiliate”) which is considered one employer with Comunibanc under Section 4001(a)(14) of ERISA or Section 414(b) or (c) of the Code (an “ERISA Affiliate Plan”). None of Comunibanc, its Subsidiaries or any ERISA Affiliate has contributed, or has been obligated to contribute, to either a defined benefit pension plan subject to Title IV of ERISA or to a multiemployer plan under Subtitle E of Title IV of ERISA at any time since September 26, 1980. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA, has been required to be filed for any Compensation and Benefit Plan or by any ERISA Affiliate Plan. To the Knowledge of Comunibanc, there is no pending investigation or enforcement action by the U.S. Department of Labor or the IRS or any other Governmental Authority with respect to any Compensation and Benefit Plan.

(iv) All contributions required to be made under the terms of any Compensation and Benefit Plan or ERISA Affiliate Plan or any employee benefit arrangements under any collective bargaining agreement to which Comunibanc or any of its Subsidiaries was or is a party have been timely made or have been reflected in the Comunibanc Financial Statements.

(v) Except as otherwise provided under Section 6.10(c), neither Comunibanc nor any of its Subsidiaries has any obligations to provide retiree health and life insurance or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code, and each such Compensation and Benefit Plan may be amended or terminated without incurring liability thereunder. There has been no communication to Employees by Comunibanc or its Subsidiaries that would reasonably be expected to promise or guarantee such Employees’ retiree health or life insurance or other retiree death benefits on a permanent basis.

(vi) Neither Comunibanc, any of its Subsidiaries nor any ERISA Affiliate maintain any Compensation and Benefit Plans covering leased or foreign (i.e., non-United States) Employees, independent contractors or non-employees.

(vii) With respect to each Compensation and Benefit Plan, if applicable, Comunibanc has provided or made available to Civista, true and complete copies of existing (A) Compensation and Benefit Plan documents and amendments thereto, including a written description of any Compensation and Benefit Plan or any other employee benefit obligation that is not otherwise in writing, and all board actions approving the same, (B) trust instruments and insurance contracts, including renewal notices, (C) the three most recent Forms 5500 filed with the IRS (including all schedules thereto and the opinions of independent accountants), (D) the most recent actuarial report and financial statement, (E) the most recent summary plan description or wrap document and summaries of material modifications, (F) notices or forms filed with the PBGC (other than for premium payments), (G) the most recent determination letter issued by the IRS, (H) any Form 5310 or Form 5330 filed with the IRS, (I) the most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests), and (J) all contracts with third party administrators, actuaries, investment managers, compensation consultants and other independent contractors that relate to a Compensation and Benefit Plan.

(viii) The consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time) reasonably be expected to (A) entitle any Employee, Consultant or Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan, or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan.

(ix) Neither Comunibanc nor any of its Subsidiaries or any ERISA Affiliate maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the Treasury regulations issued thereunder.

(x) Except as disclosed in Section 5.01(k) of Comunibanc Disclosure Schedule, as a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), none of Civista, Comunibanc or the Surviving Corporation, or any of their respective Subsidiaries will be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual” (as such terms are defined in Section 280G of the Code and applicable regulations thereunder) of Comunibanc on a consolidated basis or which would violate 12 U.S.C. Section 1828(k) or regulations thereunder.

(xi) Comunibanc and each of its Subsidiaries are and have been in compliance with all applicable federal, state and local laws, regulations, ordinances and rulings respecting employment and employment practices, terms and conditions of employment, and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and (i) none of Comunibanc or any of its Subsidiaries are engaged in any unfair labor practice or other employment and/or wage-related policy, practice or action in violation of any federal, state or local law, regulation, ordinance or ruling, including without limitation those related to wages and hours under the Fair Labor Standards Act (FLSA), and (ii) there is no unfair labor practice or employment-related complaint against Comunibanc or any of its Subsidiaries pending or, to the knowledge of Comunibanc, threatened before any state or federal court, the National Labor Relations Board, the Equal Employment Opportunity Commission (EEOC) or any other federal, state or local administrative body relating to employment or employment-related policies, practices or conditions.

(l) Labor Matters. Neither Comunibanc nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Comunibanc or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Comunibanc or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to Comunibanc’s Knowledge, threatened, nor is Comunibanc aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity. Comunibanc and its Subsidiaries are in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours.

(m) Takeover Laws. The Comunibanc Board has approved this Agreement, the Support Agreements and the transactions contemplated hereby and thereby as required to render inapplicable to this Agreement, the Support Agreements and the transactions contemplated thereby from the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover laws and regulations of the State of Ohio including without limitation Sections 1701.83 through 1701.85 of the OGCL (“Takeover Laws”).

(n) Environmental Matters. Neither the conduct nor the operation of Comunibanc or any of its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to Comunibanc’s Knowledge, no condition exists or has existed or event has occurred with respect to any of them or any such property that is reasonably likely to result in liability under Environmental Laws. Neither Comunibanc nor any of its Subsidiaries has received any notice from any Person that Comunibanc or its Subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Hazardous Materials at, on, beneath, or originating from any such property.

(o) Tax Matters.

(i)(A) All Tax Returns that were or are required to be filed by or with respect to Comunibanc and its Subsidiaries have been duly and timely filed, or an appropriate extension has been granted, and all such Tax Returns are true, correct and complete in all material respects, (B) all Taxes due (whether or not required to be shown to be due on the Tax Returns referred to in clause (i)(A) of this Section 5.01(o)) have been paid in full, and (C) no unexpired waivers of statutes of limitation have been given by or requested with respect to any Taxes of Comunibanc or its Subsidiaries. Comunibanc has made available to Civista true and correct copies of the United States federal income Tax Returns filed by Comunibanc and its Subsidiaries for each of the three most recent fiscal years. Neither Comunibanc nor any of its Subsidiaries has any liability with respect to any Taxes in excess of the amounts accrued with respect thereto that are reflected in the Comunibanc Financial Statements or that have arisen in the ordinary and usual course of business since September 30, 2014. The accruals and reserves for Taxes reflected in Comunibanc Financial Statements are adequate for the periods covered. There are no Liens for Taxes upon the assets of Comunibanc or any of its Subsidiaries other than Liens for current Taxes not yet due and payable.

(ii) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transactions contemplated by this Agreement.

(iii) Comunibanc and its Subsidiaries have withheld or collected and paid over to the appropriate Governmental Authorities, or are properly holding for such payment, all Taxes required by law to be withheld or collected.

(iv) No claim has ever been made by any Governmental Authority in a jurisdiction where Comunibanc or any of its Subsidiaries do not file Tax Returns that Comunibanc or any of its Subsidiaries is or may be subject to taxation by that jurisdiction nor is there any factual basis for any such claim.

(v) Neither Comunibanc nor any of its Subsidiaries has applied for any ruling from any Governmental Authority with respect to Taxes nor entered into a closing agreement (or similar arrangement) with any Governmental Authority.

(vi) Neither Comunibanc nor any of its Subsidiaries has been audited by any Governmental Authority for taxable years ending on or subsequent to December 31, 2015. No Tax audit or administrative or judicial Tax proceedings of any Governmental Authority are pending or being conducted with respect to Comunibanc or any of its Subsidiaries and, to the Knowledge of Comunibanc, no such audit or other proceeding has been threatened. No Governmental Authority has asserted, is now asserting, or, to the Knowledge of Comunibanc, is threatening to assert against Comunibanc or any of its Subsidiaries any deficiency or claim for additional Taxes.

(vii) Neither Comunibanc nor any of its Subsidiaries (A) is a party to any Tax allocation or sharing agreement, (B) has ever been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than an affiliated group of which Comunibanc is or was the common parent corporation (the “Comunibanc Group”), or (C) has any liability for the Taxes of any Person (other than members of the Comunibanc Group) as a transferee or successor, by contract, or otherwise.

(viii) Neither Comunibanc nor any of its Subsidiaries has agreed to any extension of time with respect to any Tax Return or a Tax assessment or deficiency, and no such extension of time has been requested.

(ix) Neither Comunibanc nor any of its Subsidiaries has agreed, nor is it required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise that will affect its liability for Taxes.

(x) There are no joint ventures, partnerships, limited liability companies, or other arrangements or contracts to which Comunibanc or its Subsidiaries is a party that could be treated as a partnership for Tax purposes.

(xi) Except as set forth on Section 5.01(o) of the Comunibanc Disclosure Schedule, neither Comunibanc nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted, or could result, individually or in the aggregate, in the payment of “excess parachute payments” within the meaning of Section 280G of the Code.

(xii) None of the assets of the Bank are “tax exempt use property” or “tax exempt bond financed property” within the meaning of Section 168 of the Code and the Bank is not a party to a “long-term contract” within the meaning of Section 460 of the Code.

(xiii) Comunibanc has not taken any action and is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(p) Risk Management Instruments. Except as set forth in Section 5.01(p), neither Comunibanc nor any of its Subsidiaries is a party to or otherwise bound by any interest rate swaps, caps, floors, option agreements, futures or forward contracts or other similar risk management arrangements.

(q) Books and Records. The books of account, minute books, stock record books, and other records of Comunibanc and its Subsidiaries, all of which have been made available to Civista, are complete and correct in all material respects and have been maintained in accordance with sound business practices and, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Comunibanc and its Subsidiaries, including the maintenance of an adequate system of internal controls that is sufficient to provide reasonable assurances that transactions are executed in accordance with management’s authorization, that transactions are recorded as necessary, that access to assets is permitted only in accordance with management’s authorization, and that the recorded accountability for assets is compared at reasonable intervals and appropriate action is taken with respect to any differences. The minute books of Comunibanc and its Subsidiaries contain accurate and complete records of all meetings of, and corporate action taken by, the shareholders, the Comunibanc Board and the governing bodies of its Subsidiaries, and committees of the Comunibanc Board and the governing bodies of its Subsidiaries, and no meeting of any such shareholders, Comunibanc Board and the governing bodies of its Subsidiaries, or committee has been held for which minutes have been prepared and are not contained in such minute books. Notwithstanding the foregoing, Civista acknowledges that the minutes of meetings of the Comunibanc Board and Committees provided to Civista do not contain a complete description of matters related to the Merger.

(r) Insurance. Section 5.01(r) of the Comunibanc Disclosure Schedule sets forth a summary description of all of the insurance policies, binders, or bonds maintained by Comunibanc or its Subsidiaries. Comunibanc and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as is prudent in accordance with safe and sound industry practices. All such insurance policies are in full force and effect; Comunibanc and its Subsidiaries are not in material default thereunder, all claims thereunder have been filed in due and timely fashion and Comunibanc and its Subsidiaries will cause to be filed in due and timely fashion any claims that have not yet been filed as of the date of this Agreement or which arise before the Effective Time of the Merger.

(s) Title to Real Property and Assets.

(i) Section 5.01(s) of the Comunibanc Disclosure Schedule lists and describes all real property, and any leasehold interest in real property, owned or held by Comunibanc or its Subsidiaries. Comunibanc and its Subsidiaries have good and marketable title, free and clear of all Liens, to all of the properties and assets, real and personal, reflected on the Comunibanc Financial Statements as being owned by Comunibanc as of December 31, 2020, or acquired after such date, except (A) statutory Liens for amounts not yet due and payable, (B) pledges to secure deposits and other Liens incurred in the ordinary course of banking business, (C) with respect to real property, such imperfections of title, easements, encumbrances, Liens, charges, defaults or equitable interests, if any, as do not materially affect the use of properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (D) dispositions and encumbrances in the ordinary course of business. No portion of any real property owned by Comunibanc or its Subsidiaries is (Y) operated as a nonconforming use under applicable zoning codes, (Z) located in either a “Special Flood Hazard Area” pursuant to the Federal Insurance Rate Maps created by the Federal Emergency Management Agency or an area which is inundated by a “100 year” flood as provided by any Governmental Authority.

(ii) Each lease agreement set forth on Section 5.01(s) of the Comunibanc Disclosure Schedule is valid, legally binding, in full force and effect, and enforceable in accordance with its terms. There is not under any such lease agreements any default by Comunibanc or its Subsidiaries, or to the Knowledge of Comunibanc, to the other party under any such lease agreement, which with notice or lapse of time, or both, would constitute a default. The consummation of the transactions contemplated hereby will not result in a breach or default under any such lease agreements. Neither Comunibanc nor any of its Subsidiaries has received written notice that the landlord under such lease agreements, as applicable, would refuse to renew such lease agreement upon expiration of the period thereof upon substantially the same terms, except for rent increases consistent with past experience or market rentals.

(iii) The real property owned or leased by Comunibanc or its Subsidiaries complies in all material respects with all applicable private agreements, zoning codes, ordinances and requirements and other governmental laws and regulations relating thereto and there are no litigation or condemnation proceedings pending or, to Comunibanc’s Knowledge, threatened with respect to any such real property. All licenses and permits necessary for the occupancy and use of the real property owned or leased by Comunibanc or its Subsidiaries, as used in the ordinary course, consistent with past practices of Comunibanc and its Subsidiaries, have been obtained and are in full force and effect. All buildings, structures and improvements located on, fixtures contained in, and appurtenances attached to the real property owned or leased by Comunibanc or its Subsidiaries are in good condition and repair, subject to normal wear and tear, and no condition exists which materially interferes with the economic value or use thereof.

(iv) All leases pursuant to which Comunibanc or its Subsidiaries, as lessee, leases personal property are valid without default thereunder by the lessee or, to the Knowledge of Comunibanc, the lessor.

(t) Loans.

(i) The allowance for loan and lease losses as reflected on the Comunibanc Financial Statements was (A) in the reasonable opinion of the members of senior management and the boards of directors of each of Comunibanc and Henry County Bank, adequate to meet all reasonably anticipated loan and lease losses, net of recoveries related to loans previously charged off as of those dates, (B) consistent with GAAP and reasonable and sound banking practices and (C) in conformance with recommendations and comments in reports of examination in all material respects.

(ii) Each loan, extension of credit, loan agreement, credit agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) of Comunibanc and Comunibanc Subsidiaries (A) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (B) to the extent carried on the books and records of Comunibanc and Comunibanc Subsidiaries as a secured Loan, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (C) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to enforceability as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies. Section 5.01(t) of the Comunibanc Disclosure Schedule lists each Loan that has as of the date hereof an outstanding balance of $100,000 or more and that (A) is over 90 days or more delinquent in payment of principal or interest, (B) is classified by Comunibanc or its Subsidiaries as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, (C) has undergone troubled debt restructuring, or (D) is entirely or predominantly unsecured.

(iii) Each outstanding Loan of Comunibanc and the Comunibanc Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Comunibanc and the Comunibanc Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(iv) None of the agreements pursuant to which Comunibanc or any of the Comunibanc Subsidiaries has sold Loans or pools of Loans, or participations in Loans or pools of Loans, contains any obligation to repurchase the Loans or interests therein solely on account of a payment default by the obligor on the Loan (other than first payment defaults and other than mortgage Loans sold to government sponsored entities).

(v) There are no outstanding Loans made by Comunibanc or any of the Comunibanc Subsidiaries to any “executive officer” or other “insider” (as each term is defined in Regulation O promulgated by the FRB) of Comunibanc or the Comunibanc Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom, which are listed in Section 5.01(t) of the Comunibanc Disclosure Schedule.

(vi) Neither Comunibanc nor any of the Comunibanc Subsidiaries is (A) now nor has it ever been since January 1, 2018, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Authority or Regulatory Authority relating to the origination, sale or servicing of mortgage or consumer Loans, and (B) aware of any actual or threatened claim, proceeding or investigation with respect thereto by any Person.

(vii) Without limitation of the foregoing, Comunibanc and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable provision of, or any applicable regulation, policy and/or guideline of any Governmental Authority promulgated under or relating to, the CARES Act. Section 5.01(t) of the Comunibanc Disclosure Schedule lists (A) each Loan of Comunibanc or any Comunibanc Subsidiary as of the date of this Agreement that was made in connection with the Paycheck Protection Program established under the CARES Act, and (B) each Loan of Comunibanc and the Comunibanc Subsidiaries that is subject to payment deferral or otherwise has undergone troubled debt restructuring under the CARES Act as of the date of this Agreement (including all outstanding amounts and the expiration date for any deferral or other modification) (each Loan referred to in (B) a “CARES Act Modified Loan”). For purposes of this Agreement, “CARES Act” means, collectively, the Coronavirus Aid, Relief, and Economic Security Act, as amended, any extension thereof, and any other economic stimulus or other laws, rules, and regulations related to the Pandemic.

(u) Repurchase Agreements. With respect to all agreements pursuant to which Comunibanc or its Subsidiaries has purchased securities subject to an agreement to resell, if any, Comunibanc or any of its Subsidiaries, as the case may be, has a valid, perfected first Lien in or evidence of ownership in book entry form of the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(v) Investment Securities Portfolio. All investment securities held by Comunibanc or its Subsidiaries, as reflected in the Comunibanc Financial Statements are carried in accordance with GAAP consistent with the applicable guidelines issued by the Regulatory Authorities. Comunibanc or any of its Subsidiaries, as applicable, have good, valid and marketable title to all securities held by them, respectively, except securities held in any fiduciary or agency capacity, free and clear of any Lien, except as set forth in the Comunibanc Financial Statements and except to the extent any such securities are pledged in the ordinary course of business consistent with prudent banking practices to secure obligations of Comunibanc or its Subsidiaries.

(w) Deposit Insurance. All of the deposits held by Comunibanc or any Comunibanc Subsidiary (including the records and documentation pertaining to the held deposits) have been established and are held in compliance in all material respects with (i) all applicable policies, practices and procedures of Comunibanc or the Comunibanc Subsidiary, as applicable and (ii) all applicable laws. The deposit accounts of Comunibanc and any Comunibanc Subsidiary are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination or revocation of the insurance are pending or, to Comunibanc’s Knowledge, threatened.

(x) Information Security. Except as set forth in Section 5.01(x) of the Comunibanc Disclosure Schedule, to Comunibanc’s Knowledge, no third party has gained unauthorized access to any information systems or networks controlled by or material to the operation of the business of Comunibanc and the Comunibanc Subsidiaries (including without limitation any information system or networks owned or controlled by any third party (a “Third Party System”)), and, to Comunibanc’s Knowledge, there are no material data security or other technological vulnerabilities with respect to its information technology systems or networks or any Third Party System material to the operation of the business of Comunibanc and the Comunibanc Subsidiaries, in each case that, individually or in the aggregate, would reasonably be expected to be material to Comunibanc. Comunibanc maintains an information privacy and security program that maintains reasonable measures designed to protect the privacy, confidentiality and security of all data or information that constitutes personal data or personal information under applicable law against any (i) loss or misuse of the data, (ii) unauthorized or unlawful operations performed upon the data, or (iii) other act or omission that compromises the security or confidentiality of the data.

(y) Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer Information. Comunibanc is not aware of any facts or circumstances, which would cause Comunibanc or any of its Subsidiaries to be deemed (i) to be operating in violation of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering law, or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws, including without limitation, in Title V of the Gramm-Leach-Bliley Act. Comunibanc is not aware of any facts or circumstances that would cause Comunibanc to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause Comunibanc or any of its Subsidiaries to undertake any material remedial action. The Comunibanc Board (or, where appropriate, the governing bodies of its Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply, in all material respects, with the Patriot Act and such anti-money laundering program meets the requirements of the Patriot Act and the regulations thereunder, and Comunibanc (or its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

(z) CRA Compliance. Neither Comunibanc nor any of its Subsidiaries has received any notice of non-compliance with the applicable provisions of the Community Reinvestment Act and the regulations promulgated thereunder, and Henry County Bank has received a CRA rating of “satisfactory” or better as a result of its most recent CRA examination. Neither Comunibanc nor any of its Subsidiaries has Knowledge of any fact or circumstance or set of facts or circumstances which could cause Comunibanc or any of its Subsidiaries to receive notice of non-compliance with such provisions or cause the CRA rating of any Comunibanc Subsidiary to fall below “satisfactory.”

(aa) Related Party Transactions. Except as set forth in Section 5.01(aa) of the Comunibanc Disclosure Schedule, neither Comunibanc nor any of its Subsidiaries has entered into any transactions with any Affiliate of Comunibanc or its Subsidiaries or any Affiliate of any director or officer of Comunibanc or its Subsidiaries (collectively, the “Related Parties”). Except as set forth in Section 5.01(aa) of the Comunibanc Disclosure Schedule, none of the Related Parties presently (i) owns, directly or indirectly, any interest in (excepting not more than 5% stock holdings for investment purposes in securities of publicly held and traded companies), or is an officer, director, employee or consultant of, any Person which is, or is engaged in business as, a competitor, lessor, lessee, customer, distributor, sales agent, or supplier of Comunibanc or any of its Affiliates, (ii) owns, directly or indirectly, in whole or in part, any tangible or intangible property that Comunibanc or any of its Subsidiaries uses or the use of which is necessary for conduct of their business, (iii) has brought any action against, or owes (other than Loans made to such entities in the ordinary course of business) any amount to, Comunibanc or its Subsidiaries, or (iv) on behalf of Comunibanc or any of its Subsidiaries, has made any payment or commitment to pay any commission, fee or other amount to, or purchase or obtain or otherwise contract to purchase or obtain any goods or services from, any other Person of which any officer or director of Comunibanc or its Subsidiaries, is a partner or stockholder (excepting stock holdings solely for investment purposes in securities of publicly held and traded companies). Section 5.01(aa) of the Comunibanc Disclosure Schedule contains a complete list of all contracts between Comunibanc, its Subsidiaries and any Related Party (collectively, the “Related Party Agreements”) entered into on or prior to the date of this Agreement or contemplated under this Agreement to be entered into before the Effective Date (other than those contracts entered into after the date of this Agreement for which Civista has given its prior written consent). The Bank is not party to any transaction with any Related Party on other than arm’s-length terms.

(bb) Prohibited Payments. None of Comunibanc, or the Comunibanc Subsidiaries, or to the Knowledge of Comunibanc, any director, officer, employee, agent or other Person acting on behalf of Comunibanc or any of the Comunibanc Subsidiaries has, directly or indirectly, (i) used any funds of Comunibanc or any of the Comunibanc Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Comunibanc or any of the Comunibanc Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Comunibanc or any of the Comunibanc Subsidiaries, (v) made any fraudulent entry on the books or records of Comunibanc or any of the Comunibanc Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Comunibanc or any of the Comunibanc Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Comunibanc or any of the Comunibanc Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(cc) Fairness Opinion. The Comunibanc Board has received the opinion of ProBank Austin to the effect that, as of the date hereof, the Merger Consideration to be received by the Comunibanc shareholders in the Parent Merger is fair to the holders of Comunibanc Common Stock from a financial point of view.

(dd) Absence of Undisclosed Liabilities. Neither Comunibanc nor any of its Subsidiaries has any liability (whether accrued, absolute, contingent or otherwise) that, either individually or when combined with all liabilities as to similar matters, would have a Material Adverse Effect on Comunibanc on a consolidated basis, except as disclosed in the audited balance sheet dated December 31, 2020 contained in the Comunibanc Financial Statements or set forth in Section 5.01(dd) of the Comunibanc Disclosure Schedule.

(ee) Material Adverse Effect. Comunibanc has not, on a consolidated basis, suffered a change in its business, financial condition or results of operations since December 31, 2020, that has had or could reasonably be expected to have a Material Adverse Effect on Comunibanc or any of its Subsidiaries.

(ff) Tax Treatment of Merger. As of the date of this Agreement, Comunibanc is not aware of any fact or state of affairs relating to Comunibanc that could cause the Merger not to be treated as a “reorganization” under Section 368(a) of the Code

(gg) Comunibanc Information. The information provided in writing by Comunibanc relating to Comunibanc and its Subsidiaries that is to be contained in the Registration Statement, the Proxy Statement/Prospectus, any filings or approvals under applicable state securities laws, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Authorities in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with the provisions of the Securities Act, the Exchange Act, the rules and regulations thereunder, and any other governing laws or regulations, as applicable. No representation or warranty by Comunibanc, and no statement by Comunibanc in any certificate, agreement, schedule or other document furnished or to be furnished in connection with the transactions contemplated by this Agreement, was or will be inaccurate, incomplete or incorrect in any material respect as of the date furnished or contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary to make such representation, warranty or statement not misleading to Civista.

5.02 Representations and Warranties of Civista. Except (a) as disclosed in the disclosure schedule delivered by Civista to Comunibanc concurrently herewith to the extent applicable (the “Civista Disclosure Schedule”); provided that (i) the mere inclusion of an item in the Civista Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Civista that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (ii) any disclosures made with respect to a section of Article V shall be deemed to qualify any other section of Article V specifically referenced or cross-referenced, or (b) as disclosed in any Civista SEC Reports publicly filed with or furnished to the SEC by Civista after January 1, 2021 and prior to the date hereof, Civista hereby represents and warrants to Comunibanc as follows:

(a) Organization, Standing and Authority.

(i) Civista is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and is a financial holding company duly registered with the FRB under the BHCA. Civista has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects. Civista is duly qualified to do business and is in good standing in any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(ii) Each Subsidiary of Civista (A) is duly organized and validly existing under the laws of its jurisdiction of organization, (B) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (C) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Civista to pay dividends or distributions, except, in the case of a Subsidiary that is an insured depository institution, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of Civista Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Comunibanc, threatened.

(b) Capital Structure of Civista. As of date hereof, the authorized capital stock of Civista consists of 40,000,000 Civista Common Shares, of which 14,948,797 shares are outstanding and 200,000 shares of preferred stock, without par value, none of which are outstanding. The outstanding Civista Common Shares have been duly authorized, are validly issued and outstanding, fully paid and nonassessable, and were not issued in violation of any preemptive rights. As of the Agreement Date, Civista has available 154,123 Civista Common Shares reserved for issuance for the Civista Board Deferred Compensation Plan and for grants to senior management and other employees. As of date hereof, 2,760,787 Civista Common Shares were held in treasury by Civista.

(c) Ownership of Comunibanc Common Stock. As of the date of this Agreement, Civista and its Subsidiaries do not beneficially own any of the outstanding Comunibanc Common Stock.

(d) Authority; No Violation.

(i) Civista has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Parent Merger and the Subsidiary Merger have been duly and validly approved by the Board of Directors of Civista. The Board of Directors Civista has determined that the Parent Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Civista and its shareholders and has adopted a resolution to the foregoing effect. Except for the adoption and approval of the Subsidiary Merger Agreement by Civista, as Civista Bank’s sole shareholder, no other corporate proceedings on the part of Civista are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Civista and (assuming due authorization, execution and delivery by Comunibanc) constitutes a valid and binding obligation of Civista, enforceable against Civista in accordance with its terms (except in all cases as enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization). The Civista Common Shares to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Civista will have any preemptive right or similar rights in respect thereof.

(ii) Neither the execution and delivery of this Agreement by Civista, nor the consummation by Civista of the transactions contemplated hereby, including the Merger and the Subsidiary Merger, nor compliance by Civista with any of the terms or provisions hereof, will (A) violate any provision of the Civista Articles or the Civista Regulations, or (B) assuming that the consents and approvals referred to in Section 5.02(e) are duly obtained, (1) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Civista, any of the Civista Subsidiaries or any of their respective properties or assets or (2) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Civista or any of the Civista Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Civista or any of the Civista Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (2) above) for such violations, conflicts, breaches or defaults which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Civista.

(e) Consents and Regulatory Approvals.

(i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Civista or any of its Subsidiaries in connection with the execution, delivery or performance by Civista of this Agreement or the consummation of the transactions contemplated hereby, including the Merger, except for (A) the filings of applications, waivers or notices, as applicable, with Regulatory Authorities to approve the transactions contemplated by the Agreement, (B) the filing the Registration Statement, (C) Requisite Comunibanc Vote, (D) the filing of the Parent Merger Certificate with the OSS pursuant to the OGCL, and filing the Subsidiary Merger Certificate with the OSS, (E) any approvals and notices required with respect to the Civista Common Shares to be issued as part of the Merger Consideration under the rules of NASDAQ and (f) the receipt of the approvals set forth in Section 7.01(b).

(ii) As of the date hereof, Civista is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(f) SEC Reports.

(i) Civista has timely filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that it was required to file with the SEC, and all such reports, registration statements, proxy statements, other materials and amendments have complied in all material respects with all legal requirements relating thereto, and has paid all fees and assessments due and payable in connection therewith.

(ii) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Civista pursuant to the Securities Act or the Exchange Act prior to the date of this Agreement (the “Civista SEC Reports”) is publicly available. No such SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), and considering all amendments to any Civista SEC Report filed prior to the date hereof, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Civista SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

(g) Financial Statements; Material Adverse Effect; Internal Controls.

(i) The financial statements of Civista and its Subsidiaries included (or incorporated by reference) in Civista SEC filings (including the related notes, where applicable) (A) have been prepared from, and are in accordance with, the books and records of Civista and its Subsidiaries, (B) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Civista and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (C) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (D) have been prepared in accordance with generally accepted accounting principles, consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. As of the date hereof, the books and records of Civista and its Subsidiaries have been maintained in all material respects in accordance with generally accepted accounting principles and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, BKD, LLP has not resigned (or informed Civista that it intends to resign) or been dismissed as independent public accountants of Civista as a result of or in connection with any disagreements with Civista on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(ii) Neither Civista nor any of its Subsidiaries has incurred any material liability or obligation of any nature whatsoever, except for (A) those liabilities that are reflected or reserved against on the consolidated balance sheet of Civista included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (including any notes thereto), (B) liabilities incurred in the ordinary course of business consistent in nature and amount with past practice since December 31, 2020 or (C) in connection with this Agreement and the transactions contemplated hereby.

(h) Regulatory Matters.

(i) Neither Civista nor Civista Bank nor any of their respective properties is a party to or is subject to a Regulatory Order from any Regulatory Authority.

(ii) Neither Civista nor Civista Bank has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, formal or informal agreement, memorandum of understanding, commitment letter, board resolution, supervisory letter or similar submission.

(i) Litigation. Except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Civista, no litigation, claim or other proceeding before any court or Governmental Authority is pending against Civista or Civista Bank, and, to Civista’s Knowledge, no such litigation, claim or other proceeding has been threatened, and there is no judgment, decree, injunction, rule or order of any Governmental Authority outstanding against Civista.

(j) Compliance with Laws. Civista and each of its Subsidiaries (i) are in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto, and (ii) have all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable law, except where the failure to hold such license, franchise, permit or authorization or to pay such fees or assessments has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Civista and, to the Civista’s Knowledge, no suspension or cancellation of any such necessary license, franchise, permit or authorization has, prior to the date hereof, been threatened in writing, and (iii) has not received any notification or communication from any Governmental Authority (A) asserting that Civista or any of its Subsidiaries are not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces, or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor do any grounds for any of the foregoing exist). Civista and each of its Subsidiaries have complied in all material respects with, and are not in default or violation in any material respect of, any applicable law relating to Civista or any of its Subsidiaries.

(k) Brokerage and Finder’s Fees. Except for Stephens, Inc., Civista has not engaged or employed any broker, finder, or agent, or agreed to pay or incurred any brokerage fee, finder’s fee, commission or other similar form of compensation (including any break-up or termination fee) in connection with this Agreement or the transactions contemplated hereby.

(l) Takeover Laws. Civista has taken all action required to be taken by Civista in order to exempt this Agreement, the Support Agreements and the transactions contemplated hereby and thereby from, and this Agreement, the Support Agreements and the transactions contemplated hereby and thereby are exempt from, (i) the requirements of any Takeover Laws, and (ii) any applicable provisions of the Civista Articles, the Civista Regulations and/or the governing documents of Civista Bank.

(m) Tax Treatment of Merger. As of the date of this Agreement, Civista is not aware of any fact or state of affairs relating to Civista that could cause the Merger not to be treated as a “reorganization” under Section 368(a) of the Code.

(n) Civista Information. The information provided in writing by Civista relating to Civista and its Subsidiaries that is to be contained in the Registration Statement, the Proxy Statement/Prospectus, any filings or approvals under applicable state securities laws, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Authorities in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with the provisions of the Securities Act, the Exchange Act, the rules and regulations thereunder, and any other governing laws or regulations, as applicable. No representation or warranty by Civista, and no statement by Civista in any certificate, agreement, schedule or other document furnished or to be furnished in connection with the transactions contemplated by this Agreement, was or will be inaccurate, incomplete or incorrect in any material respect as of the date furnished or contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary to make such representation, warranty or statement not misleading to Comunibanc.

ARTICLE VI

Covenants

6.01 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of Comunibanc and Civista shall use its commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

6.02 Shareholder Approvals.

(a) Comunibanc shall take all action necessary in accordance with applicable law and the Comunibanc Articles to duly call, give notice of, convene and, as soon as practicable after the Registration Statement is declared effective, hold a meeting of its shareholders and, except as otherwise provided herein, use its reasonable best efforts to take such other actions necessary to obtain the relevant shareholder approvals, in each case as promptly as practicable for the purpose of obtaining the Requisite Comunibanc Vote. Comunibanc shall keep Civista informed on a current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement/Prospectus to the shareholders of Comunibanc. Each member of the Comunibanc Board shall have executed and delivered to Civista a Support Agreement concurrently with the execution of this Agreement.

(b) Except in the case of an Acceptance of Superior Proposal permitted by Section 6.06, Comunibanc shall solicit, and use its reasonable best efforts to obtain, the Requisite Comunibanc Vote at the Comunibanc Meeting. Subject to Section 6.06(d), Comunibanc shall (i) through the Comunibanc Board, recommend to its shareholders adoption of this Agreement (the “Comunibanc Recommendation”), and (ii) include such recommendation in the Proxy Statement/Prospectus. Comunibanc hereby acknowledges its obligation to submit this Agreement to its shareholders at the Comunibanc Meeting as provided in this Section 6.02. If requested by Civista after consultation with Comunibanc, Comunibanc will engage a proxy solicitor, reasonably acceptable to Civista and at Civista’s expense, to assist in the solicitation of proxies from shareholders relating to the Requisite Comunibanc Vote.

6.03 Registration Statement; Proxy Statement/Prospectus.

(a) Upon the execution and delivery of this Agreement, Civista, with the assistance of Comunibanc shall promptly cause the Registration Statement to be prepared and Civista shall cause the Registration Statement to be filed with the SEC. Civista and Comunibanc shall use their commercially reasonable best efforts to have the Registration Statement declared effective by the SEC as soon as practicable after the filing thereof. The parties shall cooperate in responding to and considering any questions or comments from the SEC staff regarding the information contained in the Registration Statement. If at any time after the Registration Statement is filed with the SEC, and prior to the Effective Time, any event relating to Comunibanc or Civista is discovered by Comunibanc or Civista, as applicable, which should be set forth in an amendment of, or a supplement to, the Registration Statement, the discovering party shall promptly inform the other party with all relevant information relating to such event, whereupon Civista shall promptly cause an appropriate amendment to the Registration Statement to be filed with the SEC. Upon the effectiveness of such amendment, each of Comunibanc and Civista (if prior to the meeting of the Comunibanc shareholders pursuant to Section 6.02 hereof) will take all necessary action as promptly as practicable to permit an appropriate amendment or supplement to be transmitted to the shareholders entitled to vote at such meeting. Civista shall also use reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Comunibanc shall furnish all information concerning Comunibanc and the holders of Comunibanc Common Stock as may be reasonably requested in connection with any such action. Comunibanc shall provide Civista with all information concerning its directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement.

(b) Civista and Comunibanc each agrees to use its commercially reasonable efforts and to cooperate with the other party in all reasonable respects to prepare the Proxy Statement/Prospectus for filing with the SEC and, when the Registration Statement is effective, for delivery to the Comunibanc shareholders.

(c) If either party becomes aware prior to the Effective Time of any information that would cause any of the statements in the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, that party shall promptly inform the other thereof and take the necessary steps to correct the Proxy Statement/Prospectus.

6.04 Public Announcements. Neither Comunibanc nor Civista shall, and neither Comunibanc nor Civista shall permit any of their respective Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement, or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the transactions contemplated by this Agreement without the prior consent (which shall not be unreasonably withheld, conditioned or delayed) of Civista, in the case of a proposed announcement, statement or disclosure by Comunibanc, or Comunibanc, in the case of a proposed announcement, statement or disclosure by Civista; provided that either Civista may, without the prior consent of Comunibanc (but after prior consultation with Comunibanc to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by applicable law or by the rules of the SEC.

6.05 Access; Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, Comunibanc shall, and shall cause each of its Subsidiaries to, afford Representatives of Civista, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, Comunibanc shall, and shall cause its Subsidiaries to, make available to Civista (i) a copy of each report, schedule, registration statement and other documents filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws, and (ii) all other information concerning its business, properties and personnel as Civista may reasonably request, including periodic updates of the information provided in Section 5.01(gg). Comunibanc shall allow one Representative of Civista selected by Civista from time to time to attend, solely as observers, all meetings of the Comunibanc Board (and committees thereof) and Henry County Bank board after the date of this Agreement; provided, however, that in no event shall such Civista Representative be invited to or permitted to attend any executive session of Comunibanc’s Board, Henry County Bank’s board or any meeting at which Comunibanc reasonably determines that such attendance is inconsistent with the fiduciary obligations or confidentiality requirements of the Comunibanc Board, Henry County Bank board, as applicable. Upon the reasonable request of Comunibanc, Civista shall furnish such reasonable information about it and its business as is relevant to Comunibanc and its shareholders in connection with the transactions contemplated by this Agreement. Neither Comunibanc nor Civista, nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Neither Comunibanc nor Civista will, nor shall either party’s Representatives, use any information obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement, and such information will be subject to the confidentiality provisions of Section 6.16.

(c) In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party which furnished the same. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

(d) During the period from the date of this Agreement to the Effective Time, as soon as reasonably practicable after they become available, but in no event more than 30 days after the end of each calendar month ending after the date hereof, Comunibanc will furnish to Civista (i) consolidated financial statements (including balance sheets, statements of operations and stockholders’ equity) of Comunibanc or any of its Subsidiaries (to the extent available) as of and for such month then ended, (ii) internal management reports showing actual financial performance against plan and previous period, and (iii) to the extent permitted by applicable law, any reports provided to the Comunibanc Board or any committee thereof relating to the financial performance and risk management of Comunibanc or any of its Subsidiaries.

6.06 Acquisition Proposal.

(a) From the date of this Agreement through the first to occur of the Effective Time or the termination of this Agreement, Comunibanc shall not, and shall cause any of its Subsidiaries and the officers, directors, employees, advisors and other agents of Comunibanc and its Subsidiaries not to, directly or indirectly (i) solicit, initiate, encourage, facilitate (including by way of providing information) or induce any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person or Group any confidential or nonpublic information with respect to or in connection with, an Acquisition Proposal, (iii) take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend, or propose to approve, endorse or recommend any Acquisition Proposal or any agreement related thereto, (v) enter into any agreement contemplating or otherwise relating to any Acquisition Transaction or Acquisition Proposal, (vi) enter into any agreement or agreement in principle requiring, directly or indirectly, Comunibanc to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or (vii) propose or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary in Section 6.06(a), if Comunibanc or any of its Representatives receives an unsolicited bona fide Acquisition Proposal that did not result from or arise in connection with a breach of Section 6.06(a), Comunibanc and its Representatives may take any action described in Section 6.06(a)(ii), if, and only if, the Comunibanc Board determines in good faith, after consultation with Comunibanc’s outside legal and financial advisors, that (i) such Acquisition Proposal constitutes or is reasonably capable of becoming a Superior Proposal, (ii) the failure of the Comunibanc Board to take such action would more likely than not be deemed a breach by the Comunibanc Board of its fiduciary duties to the shareholders of Comunibanc under applicable Law; provided, that Comunibanc receives from such Person or Group an executed confidentiality agreement containing terms no less favorable to the disclosing party than the confidentiality terms of this Agreement.

(c) As promptly as practicable (but in no event more than 24 hours) following receipt of any Acquisition Proposal or any request for nonpublic information or inquiry that would reasonably be expected to lead to any Acquisition Proposal, Comunibanc shall (i) advise Civista in writing of the receipt of any Acquisition Proposal, request or inquiry and the terms and conditions of such Acquisition Proposal, request or inquiry, (ii) shall promptly provide to Civista a written summary of the material terms of such Acquisition Proposal, request or inquiry including the identity of the Person or Group making the Acquisition Proposal, and (iii) shall keep Civista promptly apprised of any related developments, discussions and negotiations (including providing Civista with a copy of all material documentation and correspondence relating thereto) on a current basis. Comunibanc agrees that it shall simultaneously provide to Civista any information concerning Comunibanc that may be provided (pursuant to Section 6.06(b)) to any other Person or Group in connection with any Acquisition Proposal which has not previously been provided to Civista.

(d) Notwithstanding anything herein to the contrary, at any time prior to the Comunibanc Meeting, Comunibanc may accept or approve a Superior Proposal thereby withdrawing its recommendation of the Agreement (“Acceptance of Superior Proposal”), if and only if (x) from and after the date hereof, Comunibanc has complied with Sections 6.02 and 6.06, and (y) the Comunibanc Board has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would more likely than not be deemed a breach by the Comunibanc board of its fiduciary duties to the shareholders of Comunibanc under applicable law; provided, that the Comunibanc Board may not effect an Acceptance of Superior Proposal unless:

(i) Comunibanc shall have received an unsolicited bona fide written Acquisition Proposal and the Comunibanc Board shall have concluded in good faith (after consultation with Comunibanc’s financial advisors and outside legal counsel) that such Acquisition Proposal is a Superior Proposal, after taking into account any amendment or modification to this Agreement agreed to or proposed by Civista;

(ii) Comunibanc shall have provided prior written notice to Civista at least five business days in advance (the “Notice Period”) of taking such action, which notice shall advise Civista that the Comunibanc Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (including the identity of the Person or Group making the Superior Proposal);

(iii) during the Notice Period, Comunibanc shall, and shall cause its financial advisors and outside counsel to, negotiate with Civista in good faith (to the extent Civista desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and

(iv) the Comunibanc Board shall have concluded in good faith (after consultation with Comunibanc’s financial advisors and outside legal counsel) that, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications offered or agreed to by Civista, if any, that such Acquisition Proposal continues to constitute a Superior Proposal.

If during the Notice Period any revisions are made to the Superior Proposal, Comunibanc shall deliver a new written notice to Civista giving rise to a new five business day Notice Period and shall again comply with the requirements of this Section 6.06(d) with respect to such new written notice.

(e) As used in this Agreement:

(i) “Superior Proposal” means any bona fide written Acquisition Proposal on terms which the Comunibanc Board determines in good faith, after consultation with Comunibanc’s outside legal counsel and independent financial advisors, and taking into account all the legal, financial, regulatory and other aspects of such Acquisition Proposal, including as to certainty and timing of consummation, would, if consummated, result in a transaction that is more favorable to the holders of Comunibanc Common Stock from a financial point of view than the terms of this Agreement (in each case, taking into account any revisions to this Agreement made or proposed by Civista); provided that for purposes of the definition of “Superior Proposal,” the references to “20% or more” in the definition of Acquisition Proposal or Acquisition Transaction shall be deemed to be references to “50% or more.”

(ii) “Acquisition Proposal” means any proposal, offer, inquiry, or indication of interest (whether binding or non-binding, and whether communicated to Comunibanc or publicly announced to Comunibanc’s shareholders) by any Person or Group (in each case other than Civista or any of its Affiliates) relating to an Acquisition Transaction involving Comunibanc or any of its present or future consolidated Subsidiaries, or any combination of such Subsidiaries, the purchase assets of which constitute 20% or more of the consolidated assets of Comunibanc as reflected on Comunibanc’s consolidated statement of condition prepared in accordance with GAAP.

(iii) “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving (A) any acquisition (whether direct or indirect, including by way of merger, share exchange, consolidation, business combination or other similar transaction) or purchase from Comunibanc by any Person or Group, other than Civista or any of its Affiliates, of 20% or more in interest of the total outstanding voting securities of Comunibanc or any of its Subsidiaries (measured by voting power), or any tender offer or exchange offer that if consummated would result in any Person or Group, other than Civista or any of its Affiliates, beneficially owning 20% or more in interest of the total outstanding voting securities of Comunibanc or any of its Subsidiaries (measured by voting power), or any merger, consolidation, share exchange, business combination or similar transaction involving Comunibanc pursuant to which the shareholders of Comunibanc immediately preceding such transaction would hold less than 50% of the equity interests in the surviving or resulting entity of such transaction (or, if applicable, the ultimate parent thereof) (measured by voting power), (B) any sale or lease or exchange, transfer, license, acquisition or disposition of a business, deposits or assets that constitute 20% or more of the consolidated assets, business, revenues, net income, assets or deposits of Comunibanc, or (C) any liquidation or dissolution of Comunibanc or any of its Subsidiaries.

6.07 Takeover Laws. No party hereto shall take any action that would cause the transactions contemplated by this Agreement or the Support Agreements to be subject to requirements imposed by the Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) this Agreement, the Support Agreements and the transactions contemplated by this Agreement from or, if necessary, challenge the validity or applicability of, the Takeover Law, as now or hereafter in effect.

6.08 Certain Policies. Before the Effective Time, Comunibanc shall, upon the request of Civista, (i) modify and change its loan, investment portfolio, asset liability management and real estate valuation policies and practices (including, but not limited to, loan classifications and levels of reserves) so that such policies and practices may be applied on a basis that is consistent with those of Civista, and (ii) evaluate the need for any reserves including, but not limited to, reserves relating to any outstanding litigation, any Tax audits or any liabilities to be incurred upon cancellation of any contracts as a result of the Merger; provided, however, that Comunibanc shall not be obligated to take any such action pursuant to this Section 6.08 unless and until Civista acknowledges that all conditions to its obligation to consummate the Merger have been satisfied (including, but not limited to, the receipt of the regulatory approvals required by Section 7.01(b)) and certifies to Comunibanc that Civista’s representations and warranties, subject to Section 5.02, are true and correct as of such date and that Civista is otherwise in material compliance with this Agreement; provided further, however, that Comunibanc shall not be obligated to take any such action pursuant to this Section 6.08 if such action would be clearly inconsistent with GAAP. Comunibanc’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Section 6.08.

6.09 Regulatory Applications.

(a) Civista and Comunibanc and their respective Subsidiaries shall cooperate and use their respective commercially reasonable efforts to allow Civista to prepare, submit and file all applications and requests for regulatory approval, to timely effect all filings and to obtain all consents, approvals and/or authorizations of all the Regulatory Authorities necessary to consummate the transactions contemplated by this Agreement. In exercising the rights under this Section 6.09, each of the parties hereto agrees to act reasonably and as promptly as practicable. Civista agrees that it will consult with Comunibanc with respect to the obtaining of all material consents, approvals and authorizations from the Regulatory Authorities necessary to consummate the transactions contemplated by this Agreement and to keep Comunibanc apprised of the status of material matters relating to obtainment of such consents, approvals and/or authorizations from the Regulatory Authorities. Comunibanc shall have the right to review in advance, subject to applicable laws relating to the exchange of information, all material written information submitted to the Regulatory Authorities in connection with the transactions contemplated by this Agreement. Notwithstanding the forgoing sentence, Comunibanc shall not have any right to review and/or inspect any competitively sensitive business or other proprietary information submitted by Civista to any Regulatory Authority, including, but not limited to any business plan and/or financial data or analysis prepared by Civista in relation to such consents, approvals and/or authorizations from the Regulatory Authorities.

(b) Comunibanc agrees, upon request, to furnish Civista with all information concerning itself, Henry County Bank and their directors, officers and shareholders and such other matters as may be reasonably necessary, advisable and/or required in connection with any filing, notice or application made by or on behalf of Civista or any of its Subsidiaries to any Regulatory Authority.

6.10 Employment Matters; Employee Benefits.

(a) It is understood and agreed that nothing in this Section 6.10 or elsewhere in this Agreement shall be deemed to be a contract of employment or be construed to give Comunibanc’s or any of its Subsidiaries’ employees any rights other than as employees at will under applicable law, and Comunibanc’s and its Subsidiaries’ employees shall not be deemed to be third-party beneficiaries of this Agreement. Employees of Comunibanc or any of its Subsidiaries who become employees of Civista as a result of the Merger shall participate in the employee benefit plans sponsored by Civista for Civista’s employees immediately after the Effective Time (with credit for their years of service with Comunibanc or its Subsidiaries for participation and vesting purposes under Civista’s applicable plans, to the extent such plans permit), including credit for years of service and for seniority under vacation and sick pay plans and programs, but subject to the eligibility and other terms of such plans. In addition, Civista agrees to use commercially reasonable efforts to (i) waive all restrictions and limitations for pre-existing conditions under Civista’s group health plan and applicable insurance and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, to amounts paid by such continuing employees (and their covered dependents) under the group health plan maintained by Comunibanc or one of its Subsidiaries during the portion of the 2022 plan year prior to the Effective Time.

(b) Subject to any applicable regulatory restrictions, Civista shall pay to each employee of Comunibanc or its Subsidiaries who (i) is not subject to an existing contract providing for severance and/or a change in control payment, (ii) is an employee of Comunibanc or any of its Subsidiaries immediately before the Effective Time, (iii) is not offered continued employment by Civista or any of its Subsidiaries after the Effective Time or is terminated by Civista without cause within three (3) months after the Effective Time, and (iv) who sign and deliver Civista’s standard form of termination and release agreement, a severance amount equal to two weeks of pay, at their base rate of pay in effect at the time of termination, multiplied by the number of whole years of service of such employee with Comunibanc or any of its Subsidiaries, less applicable local, state and federal tax withholding; provided, however, that the minimum severance payment shall equal four weeks of base pay, and the maximum severance payment shall not exceed 26 weeks of base pay. Such severance pay shall be paid in a lump sum within 14 days following the employee’s termination, provided that such employee has not been terminated for cause. In addition, Civista will offer outplacement assistance to any such terminated employee for the same period of time during which such employee is entitled to severance hereunder. For any employee of Comunibanc or its Subsidiaries participating in Comunibanc’s, or any of its Subsidiaries’, group health program at the Effective Time who is entitled to a severance payment, the employee will be able to purchase health insurance coverage at the full premium rate for the entire COBRA period; Civista will pay the cost of COBRA coverage for such employees for a period equal to the number of weeks such employee is entitled to severance.

(c) Prior to the Effective Date, but after the receipt of the last to be obtained of either the Requisite Comunibanc Vote and the regulatory approvals required by Section 7.01(b) of this Agreement, the Comunibanc Board shall adopt a resolution approving the termination of its and/or the applicable Subsidiaries’ 401(k) Plan(s) (the “Comunibanc 401(k) Plan”) effective as of a date immediately preceding the Effective Date. In addition, the Comunibanc Board shall approve the adoption of any amendments to the Comunibanc 401(k) Plan sufficient to terminate the Comunibanc 401(k) Plan immediately preceding the Effective Date and to provide for distributions in cash. Following the Effective Date, Civista, as the successor in interest to Comunibanc, shall begin the process of requesting from the IRS a determination that the termination of the Comunibanc 401(k) Plan is in compliance with Section 401(a) of the Code (the “Determination Letter”) and distributing benefits under the Comunibanc 401(k) Plan to plan participants after the receipt by Civista of the Determination Letter. Civista agrees to take all commercially reasonable steps necessary or appropriate to accept roll-overs of benefits from the Comunibanc 401(k) Plan to the Civista 401(k) plan for employees of Comunibanc and its Subsidiaries who continue as employees of Civista and its Subsidiaries after the Effective Time, subject to the provisions of the Civista 401(k) Plan.

(d) As soon as practicable after the date of this Agreement, Comunibanc will request that the ESOP Trustee take all necessary action required by the Comunibanc ESOP plan documents and applicable law to conduct a pass-through vote of the Comunibanc ESOP participants to direct the ESOP Trustee to vote the shares of Comunibanc Common Stock owned by the Comunibanc ESOP and allocated to the plan accounts of Comunibanc ESOP participants either in favor of or against the Parent Merger (the “ESOP Vote”). Comunibanc will further request the ESOP Trustee provide to Civista for review and comment, reasonably in advance of the ESOP Vote, but in any event within 10 business days of the initial filing of the Registration Statement, all materials (including the information statement and any similar disclosure materials, frequently asked questions, and meeting slides or handouts, as applicable) proposed to be disclosed to the Cumunibanc ESOP participants in connection with the ESOP Vote. Civista shall have five (5) business days to review and provide comments with respect to the materials to be distributed to ESOP participants with respect to the ESOP Vote.

(e) Prior to the Effective Date, but after the receipt of the last to be obtained of either the Requisite Comunibanc Vote and the regulatory approvals required by Section 7.01(b) of this Agreement, the Comunibanc Board shall adopt a resolution approving the termination of the Comunibanc ESOP effective as of a date immediately preceding the Effective Date. In addition, the Comunibanc Board shall approve the adoption of any amendments to the Comunibanc ESOP sufficient to terminate the Comunibanc ESOP immediately preceding the Effective Date and to otherwise give effect to the provisions of this Section 6.10(e). The accounts of all participants in the Comunibanc ESOP as of the Effective Time shall become fully vested upon termination of the ESOP. At the Effective Time, any remaining shares of Comunibanc Common Stock held in the Comunibanc ESOP shall be converted into the right to receive, without interest, the Merger Consideration. Within sixty (60) days following the Effective Date, Civista and the ESOP Trustee shall arrange to request from the IRS a determination that the termination of the Comunibanc ESOP is in compliance with Sections (401(a) and 409 of the Code (the “ESOP Determination Letter”). Civista and the ESOP Trustee shall arrange to make partial distributions of up to 75% of the account balances credited to the ESOP participants as of the Effective Date (taking into account that portion of the Merger Consideration received by the ESOP on the Effective Date) as soon as administratively practicable after the Effective Date, with the remaining portion to be distributed as soon as administratively practicable after receipt by Civista of the ESOP Determination Letter.

(f) On and after the date hereof, any broad-based employee notices or communication materials (including any website posting) to be provided or communicated by Comunibanc with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement shall be subject to the prior prompt review and comment of Civista, and Comunibanc shall consider in good faith revising such notice or communication to reflect any comments or advice that Civista timely provides.

(g) Nothing in this Agreement shall confer upon any employee, director or consultant of Comunibanc or any of the Comunibanc Subsidiaries or affiliates any right to continue in the employ or service of Civista, or any Civista Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of Comunibanc, Civista or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee, director or consultant of Comunibanc or any of the Comunibanc Subsidiaries or Affiliates at any time for any reason whatsoever, with or without cause (subject to the provisions of Article IV of this Agreement). Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, including, without limitation, any current or former employee, director or consultant of Comunibanc or any of the Comunibanc Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(h) Notwithstanding anything else in this Agreement to the contrary, on or prior to the Effective Date Comunibanc shall take all actions necessary to fully vest, terminate and pay all accrued benefit amounts to the respective participants under (i) the Henry County Bank Director Supplemental Retirement Program, (ii) the Henry County Bank Salary Reduction Deferred Compensation Plan, and the (iii) the Director Deferred Fee Plan.

(i) On or prior to the Effective Date Civista will take all actions necessary to assume and thereafter discharge each respective split dollar agreement with certain executives and directors under the (A) Split Dollar Life Insurance Agreement & Endorsement Method Split Dollar Plan – Executives and (B) Split Dollar Life Insurance Agreement & Endorsement Method Split Dollar Plan – Directors (collectively the “Split Dollar Plans”). At the request of Civista, Comunibanc will use its reasonable best efforts to terminate each participant agreement under the Split Dollar Plans. Any payment made to a participant in connection with the termination of their respective split dollar agreement under the Split Dollar Plans shall be approved by Civista prior to payment.

6.11 Notification of Certain Matters; Disclosure Supplements.

(a) Civista and Comunibanc (for purposes of this Section 6.11, the “Notifying Party”) shall each promptly advise the other party of any change or event (i) that has had or is reasonably likely to have a Material Adverse Effect on the Notifying Party or (ii) which the Notifying Party believes would or would be reasonably likely to cause or constitute a material breach of any of the Notifying Party’s representations, warranties or covenants contained herein that reasonably could be expected to give rise, either individually or in the aggregate, to the failure of a condition set forth in Article VII; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.11 or the failure of any condition set forth in Article VII to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Article VII to be satisfied.

(b) Civista and Comunibanc shall each promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the Civista Disclosure Schedule and the Comunibanc Disclosure Schedule (as applicable) with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Civista Disclosure Schedule or the Comunibanc Disclosure Schedule (as applicable) or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of Civista or Comunibanc (as applicable) contained herein materially incorrect, untrue or misleading. No supplement, amendment or update to the Civista Disclosure Schedule or Comunibanc Disclosure Schedule (as applicable) shall (i) cure any breach of a representation or warranty existing as of the date of this Agreement or any breach of a covenant in this Agreement after the execution of this Agreement; or (ii) affect a party’s rights with respect to termination under Article VIII of this Agreement.

6.12 Data Conversion. From and after the date hereof, the parties shall use their commercially reasonable efforts to facilitate the integration of Comunibanc with the business of Civista following consummation of the transactions contemplated hereby, and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic information technology system (the “Data Conversion”) to those used by Civista. The parties agree to use all commercially reasonable efforts to promptly commence preparations for implementation of the Data Conversion, with the goal of effecting the Data Conversion on or about October 21, 2022. The parties agree to cooperate in preparing for the Data Conversion, including by providing reasonable access to data, information systems, and personnel having expertise with their and their respective Subsidiaries’ information and data systems.

6.13 Consents. Comunibanc shall use its reasonable best efforts to obtain any required consents to the transactions contemplated by this Agreement.

6.14 Insurance Coverage. Comunibanc shall cause the policies of insurance listed in the Comunibanc Disclosure Schedule, or replacements therefor on substantially similar terms, to remain in effect until the Effective Time.

6.15 Dividends. In the calendar quarter in which the Closing occurs, each of Civista and Comunibanc shall coordinate with the other the declaration of any dividends in respect of Civista Common Shares and Comunibanc Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Comunibanc Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Comunibanc Common Stock and any shares of Civista Common Share any such holder receives in exchange therefor in the Merger.

6.16 Confidentiality. Except for the use of information in connection with the Proxy Statement/Prospectus described in Section 6.03 hereof and any other governmental filings required in order to complete the transactions contemplated by this Agreement, all information (collectively, the “Information”) received by each of Comunibanc and Civista pursuant to the terms of this Agreement shall be kept in strictest confidence and not used for any purpose other than a mutually acceptable transaction contemplated hereby; provided that, subsequent to the mailing of the Proxy Statement/Prospectus to the shareholders of Comunibanc, this Section 6.16 shall not apply to Information included in the Proxy Statement/Prospectus. Comunibanc and Civista agree that the Information will be used only for the purpose of completing the transactions contemplated by this Agreement. Comunibanc and Civista agree to hold the Information in strictest confidence and shall not use such Information for any purpose other than a mutually acceptable transaction contemplated hereby, and shall not disclose directly or indirectly any of such Information except when, after and to the extent such Information (i) is or becomes generally available to the public other than through the failure of Comunibanc or Civista to fulfill its obligations hereunder, (ii) is demonstrated as already known to the party receiving the Information on a nonconfidential basis prior to the disclosure, or (iii) is subsequently disclosed to the party receiving the Information on a nonconfidential basis by a third party having no obligation of confidentiality to the party disclosing the Information. In the event the transactions contemplated by this Agreement are not consummated, Comunibanc and Civista agree to return all copies of the Information (including all copies, summaries, memorandum thereof) provided to the other promptly and destroy all electronic copies of such Information.

6.17 Regulatory Matters. Civista, Comunibanc and each of their Subsidiaries shall cooperate and each of them agrees to use its commercially reasonable efforts to remediate any order, decree, formal or informal agreement, memorandum of understanding or similar agreement by Comunibanc or any Subsidiary with, or a commitment letter, board resolution or similar submission by Comunibanc or any Subsidiary to, or supervisory letter from any Regulatory Authority to Comunibanc or Subsidiary, to the satisfaction of such Regulatory Authority.

6.18 Indemnification.

(a) For a period of six (6) years after the Effective Time, Civista shall indemnify each Person who served as a director or officer of Comunibanc on or after the date of this Agreement and before the Effective Time, to the fullest extent provided by the Comunibanc Articles and the provisions of the OGCL, from and against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding by reason of the fact that such Person was a director or officer of Comunibanc; provided, however, that any such indemnification shall be subject to compliance with the provisions of applicable state and federal laws.

(b) Before the Effective Date, Comunibanc shall procure, at the expense of Civista, a policy of officers’ and directors’ and company liability insurance with respect to actions, omissions, events, matters or circumstances occurring prior to the Effective Time as currently maintained by Comunibanc (“Tail Policy”) to be effective for a period of six years following the Effective Time, on terms no less advantageous than those contained in Comunibanc’s existing directors’ and officers’ and company’s liability insurance policy; provided, however, that the premium on the Tail Policy shall not exceed 150% of Comunibanc’s current premium levels.

6.19 Environmental Assessments. Comunibanc hereby agrees to permit Civista to engage, at the expense of Civista, a qualified consultant, mutually agreeable to Comunibanc and Civista, to conduct a Phase I Environmental Site Assessment in accordance with the requirements of ASTM E1527-13 “Standard Practice for Environmental Site Assessments: Phase I Environmental Site Assessment Process (“Phase I”), or such other lesser standard of review as determined by Civista in its sole discretion, of each parcel of real estate owned by Comunibanc or any Subsidiary, including real estate acquired by Henry County Bank upon foreclosure. Civista agrees to take commercially reasonable efforts to minimize any disruption of Comunibanc’s business operations and will indemnify and hold harmless Comunibanc with respect to any damages or losses resulting from or arising out of the Phase I, except for any damages or losses caused by Comunibanc’s or any of its Subsidiaries’ negligence or willful misconduct.

6.20 Litigation and Claims. Each of Civista and Comunibanc shall, to the extent permitted under applicable law and regulation, promptly notify the other party in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator pending or, to the knowledge of Civista or Comunibanc, as applicable, threatened against Civista, Comunibanc or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement, the Subsidiary Merger Agreements or the other agreements contemplated hereby or thereby or any actions taken or to be taken by against Civista, Comunibanc or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. Comunibanc shall give Civista the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against Comunibanc and/or its directors or Affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without Comunibanc’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.21 NASDAQ Listing. Civista shall cause the Civista Common Shares to be issued in the Merger to be approved for listing on the NASDAQ - Capital Market® as of the Effective Time.

6.22 Absence of Control. It is the intent of the parties to this Agreement that Civista, by reason of this Agreement, shall not be deemed (until consummation of the transactions contemplated herein) to control, directly or indirectly, Comunibanc or any of its Subsidiaries and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of Comunibanc or any of its Subsidiaries. Prior to the Effective Time, Comunibanc exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.23 Representation on Civista Board . Civista shall cause one (1) Person who is currently a member of the Comunibanc Board to be vetted and appointed to the Civista Bank board of directors for a term commence as soon as practicable after the Effective Time, in accordance with the Civista Bank Regulations, corporate governance guidelines, and applicable law. The Person selected to be appointed to the Civista Bank board will be mutually agreed to in writing by Civista and Comunibanc, acting in good faith.

6.23 Advisory Board. Civista shall use commercially reasonable efforts to cause the formation of an advisory board of Civista Bank comprised of those Comunibanc Directors serving as of the day prior to the execution of the Agreement.

ARTICLE VII

Conditions to Consummation of the Merger; Closing

7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each of Civista and Comunibanc to consummate the Merger is subject to the fulfillment or written waiver by Civista and Comunibanc prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. This Agreement and the Merger shall have been duly adopted and approved by the requisite vote of the shareholders of Comunibanc.

(b) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain (i) any conditions, restrictions or requirements which the Civista Board reasonably determines would either before or after the Effective Time have a Material Adverse Effect on Civista and its Subsidiaries taken as a whole after giving effect to the consummation of the Merger, or (ii) any conditions, restrictions or requirements that are not customary and usual for approvals of such type and which the Civista Board reasonably determines would either before or after the Effective Time be unduly burdensome. For purposes of this Section 7.01(b), any regulatory approval that does not result in the termination of all outstanding Regulatory Orders applicable to Comunibanc and/or its Subsidiaries, if any, prior to or at the Effective Time shall be deemed to have a Material Adverse Effect on Civista and its Subsidiaries taken as a whole after giving effect to the consummation of the Merger.

(c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement.

(c) Listing of Civista Common Shares. The Civista Common Shares to be issued in the Merger shall have been authorized for listing on the NASDAQ—Capital Market®.

(d) Effectiveness of Registration Statement and Proxy Statement/Prospectus. The Registration Statement and Proxy Statement/Prospectus shall have been declared effective by the SEC and shall not be subject to any stop order or any threatened stop order by the SEC.

7.02 Conditions to Obligation of Comunibanc. The obligation of Comunibanc to consummate the Merger is also subject to the fulfillment or written waiver by Comunibanc prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Civista set forth in this Agreement shall be true and correct, subject to Section 5.02, as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and Comunibanc shall have received a certificate, dated the Effective Date, signed on behalf of Civista, by the chief executive officer of Civista to such effect.

(b) Performance of Obligations of Civista. Civista shall have performed in all material respects all obligations required to be performed by Civista under this Agreement at or prior to the Effective Time, and Comunibanc shall have received a certificate, dated the Effective Date, signed on behalf of Civista by the Chief Executive Officer of Civista to such effect.

7.03 Conditions to Obligation of Civista. The obligation of Civista to consummate the Merger is also subject to the fulfillment or written waiver by Civista prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Comunibanc set forth in this Agreement shall be true and correct, subject to Section 5.01, as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date) and Civista shall have received a certificate, dated the Effective Date, signed on behalf of Comunibanc, by the president of Comunibanc to such effect.

(b) Performance of Obligations of Comunibanc. Comunibanc shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Civista shall have received a certificate, dated the Effective Date, signed on behalf of Comunibanc by the president of Comunibanc to such effect.

(c) Consents. Comunibanc shall have obtained the consent or approval of each Person (other than Governmental Authorities) whose consent or approval shall be required in connection with the transactions contemplated hereby under any Loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, in Civista’s reasonable estimate have a Material Adverse Effect, after the Effective Time, on the Surviving Corporation.

(d) FIRPTA Certification. Civista shall have received a statement executed on behalf of Comunibanc, dated as of the Effective Date, satisfying the requirements of Treasury Regulations Section 1.1445-2(c)(3) (in a form reasonably acceptable to Civista certifying that the Comunibanc Common Stock do not represent United States real property interests within the meaning of Section 897 of the Code and the Treasury regulations promulgated thereunder.

(e) Dissenting Shares. The holders of not more than 5% of the outstanding Comunibanc Common Stock shall have perfected their dissenters’ rights in accordance with the OGCL.

(f) Real Estate. There shall have been no condemnation, eminent domain or similar proceedings commenced or threatened in writing by any Government Authority with respect to any real estate owned by Comunibanc or any of its Subsidiaries, including real estate acquired in connection with foreclosure. Any one of the following conditions is met (i) the Phase Is shall not reveal results unsatisfactory to Civista which, in Civista’s reasonable judgment, would require the expenditure of greater than $100,000 in the aggregate to remedy, (ii) any violation or potential violation of the representations and warranties contained in Section 5.01(n) of this Agreement disclosed in a Phase I report shall have been remedied by Comunibanc or any of its Subsidiaries to the reasonable satisfaction of Civista, or (iii) Civista and Comunibanc shall have agreed to an adjustment to the Merger Consideration to account for any unsatisfactory items in the Phase I or any violations or potential violations of Section 5.01(n).

(g) Tail Policy. Comunibanc shall have procured the Tail Policy in accordance with the terms and subject to the conditions of Section 6.18(b).

(h) Estoppel Certificates. Comunibanc shall have used its best efforts to deliver to Civista an estoppel certificate, in such form as is acceptable to Civista, for each lease agreement set forth in Section 5.01(s) of the Comunibanc Disclosure Schedule from the applicable counterparty.

(i) No Material Adverse Effect. From the date of this Agreement, there shall not have occurred any event, circumstance or development that has had or could reasonably be expected to have a Material Adverse Effect on Comunibanc.

ARTICLE VIII

Termination

8.01 Termination. This Agreement may be terminated, and the Merger may be abandoned:

(a) At any time prior to the Effective Time, by the mutual written consent of Civista and Comunibanc, if the board of directors of each so determines by vote of a majority of the members of its entire board.

(b) At any time prior to the Effective Time, by Civista or Comunibanc upon written notice to the other party, if its board of directors so determines by vote of a majority of the members of the entire board, in the event of either (i) a breach by the other party of any representation or warranty contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, or (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; provided that such breach (whether under (i) or (ii)) would be reasonably likely, individually or in the aggregate with other breaches, in the reasonable opinion of the non-breaching party, to result in a Material Adverse Effect.

(c) At any time prior to the Effective Time, by Civista or Comunibanc upon written notice to the other party, if its board of directors so determines by vote of a majority of the members of its entire board, in the event that the Parent Merger is not consummated by November 30, 2022, except to the extent that the failure of the Parent Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 8.01(c).

(d) By Comunibanc or Civista upon written notice to the other party, if its board of directors so determines by a vote of a majority of the members of its entire board, in the event (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied and the denial has become final and nonappealable, (ii) any Governmental Authority whose approval is required for consummation of the Merger and the other transactions contemplated by this Agreement shall have requests, directed or advised Civista or Comunibanc to withdraw its application for approval of the Merger, or (iii) any Governmental Authority of competent jurisdiction shall have issued a final nonappealable law or order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Parent Merger or the Subsidiary Merger.

(e) By either Comunibanc or Civista if the Requisite Comunibanc Vote shall not have been obtained at the Comunibanc Meeting duly convened therefor or at any adjournment or postponement thereof; provided, that no party may terminate this Agreement pursuant to this Section 8.01(e) if the party has breached in any material respect any of its obligations under this Agreement, in each case in a manner that primarily caused the failure to obtain the Requisite Comunibanc Vote at the Comunibanc Meeting or at any adjournment or postponement thereof.

(f) By:

(i) Comunibanc if (A) the Comunibanc Board (or a duly authorized committee thereof) has authorized an Acceptance of Superior Proposal, and (B) Comunibanc has complied in all respects with Section 6.06; provided, that the right of Comunibanc to terminate this Agreement pursuant to this Section 8.01(f) is conditioned on and subject to the prior payment by Comunibanc to Civista of the Termination Fee in accordance with Section 8.02(b). Any purported termination pursuant to this Section 8.01(f) shall be void and of no force or effect if Comunibanc shall not have paid and Civista shall not have received the Termination Fee; or

(ii) Civista prior to the time the Requisite Comunibanc Vote is obtained, if (A) the Comunibanc Board shall have (1) failed to include the Comunibanc Recommendation in the Proxy Statement/Prospectus, or withdrawn, modified or qualified the Comunibanc Recommendation in a manner adverse to Civista, or publicly disclosed that it intends to do so, or failed to recommend against acceptance of a tender offer or exchange offer constituting an Acquisition Proposal that has been publicly disclosed within five (5) business days after the commencement of the tender or exchange offer, in any case whether or not permitted by the terms hereof or (2) recommended or endorsed an Acquisition Proposal or publicly disclosed its intention to do so, or failed to issue a press release announcing its unqualified opposition to the Acquisition Proposal within five (5) business days after an Acquisition Proposal is publicly announced, or (B) Comunibanc or its Board of Directors has breached its obligations under Section 6.02 or Section 6.06 in any material respect.

(g) By written notice of Comunibanc to Civista if, and only if, both of the following conditions are satisfied at any time during the five-day period commencing on the Determination Date, such termination to be effective on the tenth day following the Determination Date:

(i) the Civista Market Value on the Determination Date is less than the Civista Market Price multiplied by 0.80; and

(ii) the number obtained by dividing the Civista Market Value on the Determination Date by the Civista Market Price shall be less than the Index Ratio minus 0.20;

Subject, however, to the following three sentences: If Comunibanc elects to exercise its termination right pursuant to this Section 8.01(g), it shall give prompt written notice thereof to Civista. During the five business day period commencing with Civista’s receipt of such notice, Civista shall have the option to increase the Exchange Ratio to equal a quotient, the numerator of which is equal to the product of the Civista Market Price, the Exchange Ratio (as then in effect), and the Index Ratio minus 0.20 and the denominator of which is equal to the Civista Market Value on the Determination Date. If within such five business day period, Civista delivers written notice to Comunibanc that it intends to proceed with the Parent Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies Comunibanc of the revised Exchange Ratio, then no termination shall have occurred pursuant to this Section 8.01(g), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified).

For purposes of this Section 8.01(g), the following terms shall have the meanings indicated below:

“Determination Date” shall mean any date following the first date on which all regulatory approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period) and prior to the Effective Date.

“Final Index Price” means the average of the daily closing value of the Index for the ten consecutive trading days immediately preceding the Determination Date.

“Index” means the NASDAQ Bank Index or, if such Index is not available, such substitute or similar index as substantially replicates the NASDAQ Bank Index.

“Index Ratio” means the Final Index Price divided by the Initial Index Price.

“Initial Index Price” means $5,345.88, the closing value of the Index on January 7, 2022.

“Civista Market Price” shall mean the volume average weighted closing sale price of a Civista Common Share on The NASDAQ—Capital Market® during the 20 consecutive trading days immediately preceding the date of this Agreement.

“Civista Market Value” means, as of any specified date, the average of the volume weighted daily closing sales prices of a share of Civista Common Shares as reported on The NASDAQ—Capital Market® for the ten consecutive trading days immediately preceding such specified date.

8.02 Effect of Termination and Abandonment; Enforcement of Agreement.

(a) In the event of termination of this Agreement pursuant to Section 8.01, no party to this Agreement shall have any liability or further obligation to any other party hereunder except that (i) Section 6.16, this Section 8.02, and Article IX shall survive any termination of this Agreement; and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Civista nor Comunibanc shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement occurring prior to termination.

(b) In the event that:

(i)(A) after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management or the Comunibanc Board or has been made directly to the Comunibanc shareholders generally or any Person shall have publicly announced (and, in each case, not unconditionally withdrawn) an Acquisition Proposal with respect to Comunibanc, and (1) this Agreement is terminated by either Civista or Comunibanc pursuant to Section 8.01(f), or (2) thereafter this Agreement is terminated by Civista pursuant to Section 8.01(b) as a result of a willful breach by Comunibanc; and (B) prior to the date that is twelve (12) months after the date of the termination of this Agreement, Comunibanc enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Comunibanc shall, on the earlier of the date it enters into the definitive agreement and the date of consummation of the transaction, pay Civista, by wire transfer of same day funds (to an account designated in writing by Civista), a fee equal to $2,008,000 (the “Termination Fee”); and

(ii) this Agreement is terminated by Comunibanc or Civista pursuant to Section 8.01(f), then Comunibanc shall pay Civista, by wire transfer of same day funds (to an account designated in writing by Civista), the Termination Fee no later than two (2) business days after the termination of this Agreement.

(c) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or willful and material breach of any provision of this Agreement, in the event that this Agreement is terminated as provided in Section 8.01 under circumstances where the Termination Fee is payable to Civista and paid in full by Comunibanc pursuant to this Section 8.02, the payment of such Termination Fee shall be the sole and exclusive remedy available to Civista and the maximum aggregate liability of Comunibanc with respect to this Agreement and the transactions contemplated by this Agreement, and Comunibanc shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Civista or any of its Affiliates or Representatives.

(d) Comunibanc acknowledges that the agreements contained in Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Civista would not enter into this Agreement; accordingly, if Comunibanc fails promptly to pay Termination Fee, and, in order to obtain the payment Civista commences a suit which results in a judgment against Comunibanc for payment of any such amount, Comunibanc shall pay the costs and expenses of Civista (including reasonable attorneys’ fees and expenses) in connection with the suit. In addition, if Comunibanc fails to pay the Termination Fee, then Comunibanc shall pay interest on the overdue amounts (for the period commencing as of the date that the overdue amount was originally required to be paid and ending on the date that the overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as published in the Wall Street Journal) in effect on the date on which the payment was required to be made for the period commencing as of the date that the overdue amount was originally required to be paid. The Termination Fee constitutes liquidated damages and not a penalty, and, except in the case of fraud or willful and material breach of this Agreement, shall be (together with the amounts specified in this Section 8.02(d)) the sole monetary remedy of Civista in the event of a termination of this Agreement specified in the section under circumstances where the Termination Fee is payable and is paid in full.

ARTICLE IX

Miscellaneous

9.01 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.02 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Comunibanc Vote; provided, however, that after the receipt of the Requisite Comunibanc Vote, there may not be, without further approval of such shareholders of Comunibanc, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the parties.

9.03 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, however, that after the receipt of the Requisite Comunibanc Vote, there may not be, without further approval of such shareholders of Comunibanc, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.04 Counterparts. This Agreement may be executed in counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.05 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation, or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including “confidential supervisory information” as defined in any regulation or rule adopted or promulgated by a Regulatory Authority) by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

9.06 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio, without regard to any applicable conflicts of law principles. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in either the Federal District Court for the Northern District of Ohio or state court located in Erie County, Ohio (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.06.

9.07 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.07.

9.08 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

9.09 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, or if by email, upon confirmation of receipt, (ii) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (iii) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Comunibanc to:	Comunibanc Corp. 122 East Washington Street Napoleon, Ohio 43545 Attention: William L. Wendt, President and CEO; and Anthony E. Grieser, EVP and CFO Email:tgrieser@thehenrycountybank.com

With a copy to:	Shumaker, Loop & Kendrick, LLP 1000 Jackson Street Toledo, Ohio 43604 Attention: Thomas C. Blank Email: tblank@Shumaker.com

If to Civista, to:	Civista Bancshares, Inc. 100 East Water Street Sandusky, OH 44870 Attention: Dennis G. Shaffer, CEO & President Email: dgshaffer@civista.bank

With a copy to:	Civista Bancshares, Inc. 100 East Water Street Sandusky, OH 44870 Attention: Lance A. Morrison, Sr. Vice President & General Counsel Email: lamorrison@civista.bank

9.10 Entire Understanding. This Agreement, the Comunibanc Disclosure Schedule, the Support Agreements and any separate agreement entered into by the parties on even date herewith represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements heretofore made (other than such Support Agreements or any such separate agreement).

9.11 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. This Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any Person other than the parties hereto any right, remedy, or claim hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12 Interpretation.

The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement.

9.13 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.15 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

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AGREEMENT AND PLAN OF MERGER

Signature Page

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed by their duly authorized officers, all as of the day and year first above written.

COMUNIBANC CORP.

By	/s/ William L. Wendt
William L. Wendt, Chairman, President and CEO

CIVISTA BANCSHARES, INC.

By	/s/ Dennis G. Shaffer
Dennis G. Shaffer, CEO & President

EXHIBIT A

FORM OF SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), is entered into as of January ___, 2022, by and among Civista Bancshares, Inc., a financial holding company incorporated under Ohio law (“Civista”), Comunibanc Corp., a bank holding company incorporated under Ohio law (“Comunibanc”), and the undersigned shareholder of Comunibanc (“Shareholder”).

WHEREAS, concurrently with the execution and delivery of this Agreement, Civista and Comunibanc are entering into an Agreement and Plan of Merger, dated as of the date of this Agreement (as amended or supplemented from time to time, the “Merger Agreement”), pursuant to which, among other things, Comunibanc shall be merged with and into Civista, upon the terms and subject to the conditions set forth in the Merger Agreement. Capitalized terms not otherwise defined in this Agreement shall have meanings provided in the Merger Agreement.

WHEREAS, as of the date of this Agreement, Shareholder is the record and beneficial owner and has the power to vote the number of shares of Comunibanc Common Stock set forth, and in the manner reflected, on Attachment A to this Agreement (the shares listed on Attachment A, together with all shares of Comunibanc Common Stock subsequently acquired by the Shareholder during the term of this Agreement, are referred to in this Agreement as the “Owned Shares”).

WHEREAS, as an inducement and condition to entering into the Merger Agreement, Civista has required that Shareholder agree, and Shareholder has agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follow:

ARTICLE I

VOTING AGREEMENT

Section 1.1 Agreement to Vote. Shareholder hereby agrees that, during the time this Agreement is in effect, at the Comunibanc Meeting, and at any other meeting of the shareholders of Comunibanc, however called, or any adjournment or postponement thereof, Shareholder shall:

(a) appear at each meeting or otherwise cause the Owned Shares to be counted as present at each meeting for purposes of calculating a quorum; and

(b) vote (or cause to be voted), in person or by proxy, all of the Owned Shares (i) in favor of (A) the adoption and approval of the Parent Merger, the Merger Agreement and the transactions contemplated thereby, (B) any other matter that is required to facilitate the transactions contemplated by the Merger Agreement and (C) any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes to approve the Parent Merger, the Merger Agreement and the transactions contemplated thereby; (ii) against any action or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Comunibanc contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iii) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the Parent Merger or the transactions contemplated by the Merger Agreement or the performance by Shareholder of Shareholder’s obligations under this Agreement.

Section 1.2 Shareholder Capacity. Notwithstanding anything to the contrary contained in this Agreement, Shareholder makes no agreement or understanding in this Agreement in Shareholder’s capacity as a director or officer, as applicable, of Comunibanc or the Comunibanc Subsidiaries, and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by Shareholder in Shareholder’s capacity as such a director or officer, as applicable, of Comunibanc or the Comunibanc Subsidiaries, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) will be construed to prohibit, limit or restrict Shareholder from exercising in a manner consistent with the terms of the Merger Agreement Shareholder’s fiduciary duties as a director or officer, as applicable, to Comunibanc, the Comunibanc Subsidiaries or their respective shareholders.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Shareholder represents and warrants to Civista as follows:

Section 2.1 Authority; Authorization.

(a) Shareholder has all requisite power, right, authority and capacity to execute and deliver this Agreement, to perform Shareholder’s obligations under this Agreement, and to consummate the transactions contemplated by this Agreement.

(b) This Agreement has been duly and validly executed and delivered by Shareholder, and the execution, delivery and performance of this Agreement by Shareholder and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of Shareholder, and no other actions or proceedings on the part of Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement.

(c) Assuming the authorization, execution and delivery of this Agreement by Civista, this Agreement constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

(d) If Shareholder is married and the Owned Shares set forth by the name of Shareholder on the signature page to this Agreement constitute property owned jointly with Shareholder’s spouse, Shareholder will use their best efforts to cause their spouse to execute this Agreement within five (5) days of the date hereof. Assuming execution of this Agreement by the Shareholder’s spouse, it will constitute the valid and binding agreement of Shareholder’s spouse. If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into and perform this Agreement.

Section 2.2 Non-Contravention. The execution and delivery of this Agreement by Shareholder does not, and the consummation of the transactions contemplated by this Agreement and the compliance with the provisions of this Agreement will not (a) to the knowledge of Shareholder, require Shareholder to obtain the consent or approval of, or make any filing with or notification to, any governmental or regulatory authority, domestic or foreign, (b) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on Shareholder, (c) conflict with or violate any organizational document or law, rule, regulation, order, judgment or decree applicable to Shareholder, or (d) violate any other agreement to which Shareholder is a party including, without limitation, any voting agreement, shareholder agreement, irrevocable proxy or voting trust. The Owned Shares are not, with respect to the voting or transfer of the Owned Shares, subject to any other agreement, including any voting agreement, shareholder agreement, irrevocable proxy or voting trust.

Section 2.3 Ownership of Securities. On the date of this Agreement, the Owned Shares set forth on Attachment A to this Agreement are owned of record or beneficially by Shareholder in the manner reflected on Attachment A, include all of the shares of Comunibanc Common Stock owned of record or beneficially by Shareholder, and are free and clear of any proxy or voting restriction, claims, liens, encumbrances and security interests (other than as created by this Agreement). As of the date of this Agreement Shareholder has, and at the Comunibanc Meeting or any other shareholder meeting of Comunibanc in connection with the Parent Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement (except respecting Owned Shares that Shareholder is permitted to Transfer (as defined in Section 3.2(a) below) pursuant to this Agreement), Shareholder will have, sole voting power and sole dispositive power with respect to all of the Owned Shares. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Section 2.4 Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of its affiliates before or by any governmental authority that could reasonably be expected to impair the ability of Shareholder to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement on a timely basis.

Section 2.5 Reliance by Civista. Shareholder understands and acknowledges that Civista is entering into the Merger Agreement in reliance upon Shareholder’s execution, delivery and performance of this Agreement.

ARTICLE III

COVENANTS

Section 3.1 No Solicitation; Notice of Acquisitions; Proposals Regarding Prohibited Transactions.

(a) Shareholder agrees, that during the term of this Agreement, Shareholder shall not, and shall not permit any investment banker, financial advisor, attorney, accountant or other representative retained by Shareholder, directly or indirectly, to (i) take any of the actions specified in Section 6.06 of the Merger Agreement, except as permitted by such Section 6.06 of the Merger Agreement, (ii) participate in, directly or indirectly, a “solicitation” of “proxies” (as those terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of Comunibanc Common Stock in connection with any vote or other action on any matter of a type described in Section 1.1(b) of this Agreement, other than to recommend that shareholders of Comunibanc vote in favor of the adoption and approval of the Merger Agreement and the Parent Merger and as otherwise expressly permitted by this Agreement or the Merger Agreement. Except as permitted by the Merger Agreement, Shareholder agrees immediately to cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Civista with respect to any possible Acquisition Proposal and will take all necessary steps to inform any investment banker, financial advisor, attorney, accountant or other representative retained by him, her or it of the obligations undertaken by Shareholder pursuant to this Section 3.1.

(b) Shareholder hereby agrees to notify Civista promptly (and, in any event, within 48 hours) in writing of the number of any additional shares of Comunibanc Common Stock of which Shareholder acquires beneficial or record ownership on or after the date hereof.

Section 3.2 Restrictions on Transfer and Proxies; Non-Interference.

(a) Shareholder agrees that it will not, prior to the termination of this Agreement, Transfer or agree to Transfer any Owned Shares other than with Civista’ prior written consent. For purposes of this Agreement, “Transfer” shall mean to, other than in connection with the Parent Merger or the other transactions contemplated by the Merger Agreement, offer, sell, contract to sell, pledge, assign, distribute by gift or donation, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise)), directly or indirectly, any shares of capital stock of Comunibanc or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction. Notwithstanding the foregoing, Shareholder may make gifts of Owned Shares during the term of this Agreement if the donee enters into an agreement containing covenants governing the voting and transfer of the transferred Owned Shares equivalent to those set forth in this Agreement.

(b) Shareholder hereby covenants and agrees that, except for this Agreement, it (i) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Owned Shares, (ii) has not granted, and except for proxies granted as contemplated by Section 1.1(b), shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to the Owned Shares, (iii) has not taken any action, and shall not take any action at any time while this Agreement remains in effect, that would or is reasonably likely to (A) make any representation or warranty contained in this Agreement untrue or incorrect in any material respect or (B) have the effect of preventing Shareholder from performing its obligations under this Agreement.

Section 3.3 Dissenters’ Rights. Shareholder agrees not to exercise any right to dissent (including, without limitation, under any rights set forth in Sections 1701.84 through 1701.85 of the OGCL) as to any Owned Shares which may arise with respect to the Parent Merger or the transactions contemplated by the Merger Agreement.

Section 3.4 Stop Transfer. Shareholder agrees that it shall not request that Comunibanc register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Owned Shares, unless the transfer is made in compliance with this Agreement.

Section 3.5 Further Assurances; Cooperation.

(a) Shareholder, without further consideration, will (i) use all reasonable efforts to cooperate with Civista and Comunibanc in furtherance of the transactions contemplated by the Merger Agreement, (ii) promptly execute and deliver all additional documents that may be reasonably necessary in furtherance of the transactions contemplated by the Merger Agreement, and take all reasonable actions as are necessary or appropriate to consummate the transactions contemplated by the Merger Agreement, and (iii) promptly provide any information, and make all filings, reasonably requested by Civista for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Merger Agreement (including filings with any Regulatory Authorities).

(b) Shareholder consents to the publication and disclosure in the Proxy Statement/Prospectus (and, as and to the extent otherwise required by law or any Regulatory Authority or Governmental Authority, in any other documents or communications provided by Civista or Comunibanc to any Regulatory Authority or Governmental Authority or to security holders of Civista or Comunibanc) of Shareholder’s identity and beneficial and record ownership of the Owned Shares, the nature of Shareholder’s commitments, arrangements and understandings under and relating to this Agreement and the Merger Agreement and any additional requisite information regarding the relationship of Shareholder with Civista and the Civista Subsidiaries and/or Comunibanc, and the Comunibanc Subsidiaries.

ARTICLE IV

TERMINATION

Section 4.1 Termination. This Agreement shall terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the date that is eighteen (18) months following the Effective Time.

Section 4.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 4.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, no termination of this Agreement shall relieve any party to this Agreement from any liability for any breach of this Agreement occurring prior to the termination of this Agreement or any obligations under this Agreement.

ARTICLE V

MISCELLANEOUS

Section 5.1 Amendment; Waivers. Any provision of this Agreement may be amended or waived if, and only if, the amendment or waiver is in writing and signed (a) in the case of an amendment, by the parties hereto, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver the applicable right, power or privilege, nor shall any single or partial exercise any right, power or privilege preclude any other or further exercise of the applicable right, power or privilege or the exercise of any other right, power or privilege.

Section 5.2 Expenses. Subject to Section 5.8, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring the expenses.

Section 5.3 Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by one party to the other party shall be in writing and (a) served by personal delivery upon the party for whom it is intended, (b) sent by an internationally recognized overnight courier service upon the party for whom it is intended, or (c) sent by email, provided that the transmission of the e-mail is promptly confirmed:

If to Shareholder:	The address provided on Attachment A hereto.

If to Comunibanc to:	Comunibanc Corp. 122 East Washington Street Napoleon, Ohio 43545 Attention: William L. Wendt, President and CEO; and Anthony E. Greiser, EVP and CFO Email:tgreiser@thehenrycountybank.com

If to Civista, to:	Civista Bancshares, Inc. 100 East Water Street Sandusky, OH 44870 Attention: Dennis G. Shaffer, CEO & President Email: dgshaffer@civista.bank

With a copy to:	Civista Bancshares, Inc. 100 East Water Street Sandusky, OH 44870 Attention: Lance A. Morrison, Sr. Vice President & General Counsel Email: lamorrison@civista.bank

Section 5.4 Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. Neither this Agreement, nor any of the rights and obligations under this Agreement, shall be transferred by Shareholder without the prior written consent of Civista.

Section 5.5 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party to this Agreement and their respective successors, heirs, and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 5.6 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, the invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in the applicable jurisdiction, and this Agreement shall be reformed, construed and enforced in the applicable jurisdiction so that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

Section 5.7 Specific Performance; Remedies. Each of the parties to this Agreement agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that Civista would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by Shareholder of any covenant or obligation contained in this Agreement, in addition to any other remedy to which Civista may be entitled (including monetary damages), Civista shall be entitled to seek injunctive relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement. Shareholder further agrees that neither Civista nor any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.7, and Shareholder irrevocably waives any right it may have to require the obtaining, furnishing or posting of any bond or similar instrument. All rights, powers and remedies provided under this Agreement or otherwise available in respect of this Agreement at law or in equity shall be cumulative and not alternative, and the exercise of any right, power or remedy thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

Section 5.8 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio, without regard to any applicable conflicts of law principles. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in exclusively in either the Federal District Court for the Northern District of Ohio or state court located in Erie County, Ohio (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 5.8. Notwithstanding any other provision in this Agreement, in the event of any action arising out of or resulting from this Agreement, the prevailing party shall be entitled to recover its costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with the action.

Section 5.9 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS

AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.9.

Section 5.10 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 5.11 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, email of a PDF copy, or other electronic means) all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 5.12 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by email delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any agreement or instrument entered into in connection with this Agreement shall raise the use of a facsimile machine or email delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or email delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any defense based on the foregoing.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

VOTING AGREEMENT

Signature Page

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day first written above.

SHAREHOLDER	CIVISTA BANCSHARES, INC.

By:
[Name]

SHAREHOLDER’S SPOUSE
(If applicable)	COMUNIBANC CORP.

By:
[Name]	William L. Wendt, President and CEO

ATTACHMENT A

Shareholder	Address and Email	Owned Shares

EXHIBIT B

FORM OF AGREEMENT AND PLAN OF BANK MERGER

This is an Agreement and Plan of Bank Merger (this “Agreement”) dated as of ___________, 2022, between Civista Bank, a commercial bank organized under the laws of the State of Ohio, being located in Sandusky, county of Erie, in the State of Ohio (“Civista Bank”), and The Henry County Bank, a commercial bank organized under the laws of the State of Ohio, being located in Napoleon, county of Henry, in the State of Ohio (“Henry County Bank”).

RECITALS

A. Civista Bancshares, Inc., an Ohio corporation owning all of the outstanding shares of Civista Bank (“Civista”), and Comunibanc Corp., an Ohio corporation all of the outstanding shares of Henry County Bank (“Comunibanc”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated January 10, 2022, pursuant to which Comunibanc will merger with and into Civista, with Civista being the surviving corporation (“Parent Merger”).

B. The Merger Agreement contemplates that immediately following, the consummation of the Parent Merger, or at such later time as Civista may determine, Henry County Bank is to be merged with and into Civista Bank.

C. Civista, as the sole shareholder of Henry County Bank and Civista Bank immediately after consummation of the Parent Merger, desires to cause Henry County Bank to merge with and into Civista Bank immediately following the Parent Merger or at such later time as Civista may determine (the “Bank Merger”).

D. In consideration of the recitals and the mutual agreements, covenants and undertakings contained herein and for the purpose of setting forth the terms and conditions of the Bank Merger, the parties, intending to be legally bound, agree as follows:

AGREEMENTS

1. Bank Merger. At the Effective Time (as hereinafter defined) and upon the terms and conditions set forth in this Agreement, Henry County Bank shall be merged with and into Civista Bank, and Civista Bank shall continue in existence as the surviving corporation of the merger (the “Surviving Bank”).

2. Merger Certificates. Subject to consummation of the Parent Merger and the other provisions of this Agreement, immediately after the Parent Merger or at such later time as Civista may determine, and upon receipt of all required shareholder and regulatory approvals, Civista Bank and Henry County Bank shall cause such certificates or articles of merger and such other documents and certificates as are necessary to be executed and delivered for filing to the Ohio Secretary of State (“Merger Certificates”).

3. Effective Time. The date and time specified in the Merger Certificates filed with the Ohio Secretary of State shall be deemed the effective time of the Bank Merger (the “Effective Time”).

4. Articles of Incorporation and Regulations. The Articles of Incorporation of Civista Bank, as in effect at the Effective Time, shall be the Articles of Incorporation of the Surviving Bank, until they shall be thereafter altered, amended, or repealed in accordance with law. Until amended or repealed as therein provided, the Regulations of Civista Bank in effect at the Effective Time shall be the Regulations of the Surviving Bank.

5. Directors and Officers. The directors and officers of Civista Bank shall be the directors and officers of the Surviving Bank until the next annual meeting of shareholders and directors of Surviving Bank, unless their tenure as officers or directors is sooner terminated.

6. Names and Offices. The name of the Surviving Bank shall be “Civista Bank.” The main office of the Surviving Bank shall be the main office of Civista Bank immediately prior to the Effective Time. All branch offices of Civista Bank and offices of Henry County Bank which were in lawful operation immediately prior to the Effective Time shall be the branch offices of the Surviving Bank upon consummation of the Bank Merger, subject to the opening or closing of any offices which may be authorized by Civista Bank or the Henry County Bank and applicable regulatory authorities after the date hereof.

7. Conversion of Henry County Bank Shares. At the Effective Time, each issued and outstanding share of Henry County Bank capital stock shall automatically by virtue of the Bank Merger be canceled without payment.

8. Civista Bank Capital Stock. The shares of Civista Bank capital stock issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall not be affected by the Bank Merger.

9. Certain Effects of Merger. At the Effective Time, in addition to the effects otherwise provided by the laws of the United States and Ohio, Civista Bank and Henry County Bank shall become a single corporation and the separate existence of Henry County Bank shall cease. Surviving Bank shall possess all the rights, privileges, powers and franchises of both a public and private nature of Henry County Bank subject to all of its restrictions, disabilities and duties, and shall also possess all of the property (real, personal and mixed) and all debts due to Henry County Bank. All other things in action of or belonging to Henry County Bank shall be vested in the Surviving Bank; and all property, rights, privileges, powers and franchises and all and every other interest shall thereafter be the property of the Surviving Bank, and the title to any real estate vested by deed or otherwise in Henry County Bank shall not revert or be in any way impaired by reason of the Bank Merger. All rights of creditors and all liens of Henry County Bank shall be preserved unimpaired, and all debts, liabilities and duties of Henry County Bank shall at the Effective Time become obligations of the Surviving Bank and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it.

10. Termination. This Agreement shall be terminated upon the agreement of the parties hereto. In addition, this Agreement shall terminate automatically upon termination of the Merger Agreement prior to the consummation of the Parent Merger.

11. Conditions. The respective obligations of each party hereto to effect the Bank Merger shall be subject to: (a) the consummation of the Parent Merger; and (b) the receipt of all approvals and consents of regulatory authorities required by law to effect the Bank Merger.

12. Amendment. On or before the Effective Time, the parties may amend, modify or supplement this Plan of Merger in the manner as may be agreed upon between the parties in writing.

13. Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts (including by facsimile or other electronic means), each of which shall be deemed to be an original but all of which together shall constitute one agreement.

14. Governing Law. This Agreement shall be governed in all respects by the laws of the State of Ohio.

15. Waiver. Any of the terms or conditions of this Agreement may be waived at any time by the party that is entitled to the benefit thereof.

16. Assignment. This Agreement may not be assigned by any party hereto without the prior written consent of the other party.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the date set forth above.

CIVISTA BANK	THE HENRY COUNTY BANK

By:	By:

Exhibit 99.1

Filed by Civista Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Comunibanc Corp.

Civista Bancshares, Inc. To Acquire Comunibanc Corp.

SANDUSKY, Ohio and NAPOLEON, Ohio, January 10, 2022 /PRNewswire/ — Sandusky, Ohio based Civista Bancshares, Inc. (“Civista”) (NASDAQ: CIVB) and Comunibanc Corp., the parent company of The Henry County Bank (“Comunibanc” or “CBCZ”) (OTCPK: CBCZ), today announced the signing of a definitive merger agreement pursuant to which Civista will acquire Comunibanc. Based on financial data as of September 30, 2021, the combined company would have total assets of approximately $3.3 billion, total net loans of approximately $2.1 billion and total deposits of approximately $2.7 billion.

The acquisition of Comunibanc will add 7 branches in Henry and Wood Counties in Northwest Ohio and approximately $276 million in low-cost core deposits. As of September 30, 2021, Comunibanc also reported total assets of $329 million and total loans of $165 million. This acquisition will allow Civista to bring its enhanced commercial lending platform to Comunibanc’s strong markets and deploy Comunibanc’s excess liquidity position with its 60% loan-to-deposit ratio. With the Northwest Ohio market, the Toledo MSA is the fifth largest market in Ohio with over $17 billion in deposits and is the second fastest growing major Ohio MSA.

“We are very excited to welcome Comunibanc’s customers and employees to the Civista family,” said Dennis G. Shaffer, CEO and President of Civista. “We have known the Comunibanc team for a very long time and have always admired the franchise and their strong and stable presence in their local communities. We look forward to collaborating with Comunibanc’s leadership team to grow and enhance their banking platform. The current Civista team has significant experience operating in the Northwest Ohio market and are very excited to partner with Comunibanc and accelerate growth.”

“We have great admiration and respect for the Civista team and we believe this merger is a great outcome for our shareholders and positions us for continued success,” stated Bill Wendt Chairman and President of Comunibanc. “We believe partnering with Civista will provide us the enhanced capacity to deliver the products and services sought by our customers and will accelerate the commercial loan production efforts that we have undertaken in the Northwest Ohio market. Our relationship with Civista’s management team is long-dated going back nearly thirty years and we have always felt our two organizations share a similar culture and operating philosophy. This transaction represents a win-win for all of all our stakeholders.”

Subject to the terms of the merger agreement, which has been unanimously approved by the Boards of Directors of both companies, each share of Comunibanc common stock will receive 1.1888 shares of Civista common stock and $30.13 in cash. This implies a deal value of approximately $50.2 million in the aggregate or $60.59 per Comunibanc share based on the closing price of Civista’s common stock on January 7, 2022 of $25.62. Civista and Comunibanc anticipate that the transaction will qualify as a tax-free reorganization for the portion of the merger consideration exchanged for Civista common stock. The transaction is expected to close in the second quarter of 2022, subject to the required approval of the Comunibanc shareholders, receipt of all required regulatory approvals and fulfillment of other customary closing conditions.

Under terms of the merger agreement, the directors of Comunibanc have agreed to vote all Comunibanc shares that they own in favor of the merger. In addition, after closing one of the Comunibanc directors will join the Civista Bank Board of Directors.

In preparation for the merger, extensive due diligence was performed over a multi-week period. Under the proposed merger terms, the acquisition of Comunibanc is expected to be 10% accretive to Civista’s EPS in 2023 and thereafter. In addition, any tangible book value dilution created in the transaction is expected to be earned back in approximately 2.9 years after closing. Post-closing, Civista’s capital ratios are expected to continue to exceed “well-capitalized” regulatory standards.

Civista will host an investor conference call and webcast on January 11, 2022, at 10:00 a.m., ET, to provide an overview of the transaction and highlights. Participants may join the conference ten minutes prior to the start time by calling 1-855-238-2712 and asking for the Civista Bancshares conference. Additionally, the live webcast may be accessed from the ‘Webcasts and Presentations’ page of the Company’s website, www.civb.com, or from the ‘Upcoming Events’ tab on the CIVB mobile site.

Stephens Inc. acted as financial advisor to Civista and Dinsmore & Shohl LLP acted as its legal advisor in the transaction. ProBank Austin acted as financial advisor to Comunibanc and Shumaker, Loop & Kendrick, LLP acted as its legal advisor.

About Civista Bancshares, Inc.

Civista Bancshares, Inc. is a $3.0 billion financial holding company headquartered in Sandusky, Ohio. The Company’s banking subsidiary, Civista Bank, operates 35 locations in Northern, Central and Southwestern Ohio, Southeastern Indiana and Northern Kentucky. Civista Bancshares, Inc. may be accessed at www.civb.com. The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CIVB”.

About Comunibanc Corp.

Comunibanc Corp. is a $329 million bank holding company headquartered in Napoleon, Ohio. Comunibanc Corp.’s banking subsidiary, The Henry County Bank, operates 7 locations in Henry and Wood Counties in Northwest Ohio. More information on Comunibanc Corp. may be accessed at www.thehenrycountybank.com. Comunibanc Corp.’s common shares are quoted on the OTC Markets under the symbol “CBCZ”.

Important Information for Investors and Shareholders

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities of Civista or a solicitation of any vote or approval. Civista will file a registration statement on Form S-4 and other documents regarding the proposed transaction referenced in this press release related to the proposed transaction with the Securities and Exchange Commission (“SEC”) to register the shares of Civista’s common stock to be issued to the shareholders of Comunibanc. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Comunibanc in advance of its special meeting of shareholders to be held to consider the proposed transaction with Civista. Before making any voting or investment decision, the investors and shareholders of Comunibanc are urged to carefully read the entire proxy statement/prospectus when it becomes available and any other relevant documents to be filed with the SEC in connection with the proposed transaction, as well as any amendments or supplements to those documents, because they will contain important information about Civista, Comunibanc and the proposed transaction. Investors and shareholders of Comunibanc are also urged to carefully review and consider Civista’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. Investors and shareholders of Comunibanc may obtain a free copy of Civista’s public filings with the SEC and the proxy statement/prospectus related to the proposed transaction (when available) through the website maintained by the SEC at www.sec.gov, or by directing a request to Civista Bancshares, Inc., 100 East Water Street P.O. Box 5016, Sandusky, Ohio 44870, Attn: Dennis G. Shaffer, President and Chief Executive Officer.

Civista and Comunibanc and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Comunibanc in connection with the proposed transaction. Information about the directors and executive officers of Civista is set forth in the proxy statement for Civista’s 2021 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 15, 2021. Information about the directors and executive officers of Comunibanc regarding their interests and the interests of other persons who may be deemed participants in the transaction will be set forth in the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include, but are not limited to: Civista’s management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “may”, “believe,” “expect,” “anticipate,” “intend,”

“seek”, “plan”, “will”, “would”, “target” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Civista does not assume any duty to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that Civista anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Civista’s Annual Report on Form 10-K, those disclosed in Civista’s other periodic reports filed with the SEC; that the proposed transaction may not be timely completed, if at all; that prior to the completion of the proposed transaction or thereafter, Civista’s and Comunibanc’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; shareholder or other required approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the proposed transaction; and diversion of management time on merger-related matters. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by these forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. For any forward-looking statements made in this press release or in any documents, Civista claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. The forward-looking statements included in this press release are made only as of the date of this release, and except as otherwise required by federal securities law, neither Civista nor Comunibanc assume any obligation nor do they intend to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

Exhibit 99.2

CIVISTA BANCSHARES, INC.

Civista Bancshares, Inc. to Acquire Comunibanc Corp.

CBC

January 10, 2022

1

Exhibit 99.2 Civista Bancshares, Inc. to Acquire Comunibanc Corp. January 10, 2022 1

Forward-Looking Statements This presentation may contain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements express management’s current expectations, estimates or projections of future events, results or long-term goals, and are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. All statements in this material speak only as of the date they are made, and we undertake no obligation to update any statement except to the extent required by law. Forward-looking statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause actual results or performance to differ materially from those expressed in or implied by the forward-looking statements. Factors that could cause actual results or performance to differ from those discussed in the forward-looking statements include the risks identified from time to time in our public filings with the SEC, including those risks identified in “Item 1A. Risk Factors” of Part I of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as supplemented by any additional risks identified in the Company’s subsequent Form 10-Qs. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. 2

Additional Information ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION This investor presentation is being made with respect to the proposed transaction involving Civista and Comunibanc. In connection with the proposed transaction, Civista intends to file a registration statement on Form S-4 and other documents regarding the proposed transaction referenced in this investor presentation related to the proposed transaction with the Securities and Exchange Commission (“SEC”) to register the shares of Civista’s common stock to be issued to the shareholders of Comunibanc. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Comunibanc in advance of its special meeting of shareholders to be held to consider the proposed transaction with Civista. Before making any voting or investment decision, the investors and shareholders of Comunibanc are urged to carefully read the entire proxy statement/prospectus when it becomes available and any other relevant documents to be filed with the SEC in connection with the proposed transaction, as well as any amendments or supplements to those documents, because they will contain important information about Civista, Comunibanc and the proposed transaction. Investors and shareholders of Comunibanc are also urged to carefully review and consider Civista's public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. Investors and shareholders of Comunibanc may obtain a free copy of Civista’s public filings with the SEC and the proxy statement/prospectus related to the proposed transaction (when available) through the website maintained by the SEC at www.sec.gov, or by directing a request to Civista Bancshares, Inc., 100 East Water Street P.O. Box 5016, Sandusky, Ohio 44870, Attn: Dennis G. Shaffer, President and Chief Executive Officer. PARTICIPATION IN THE SOLICITATION Civista, Comunibanc and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Comunibanc in connection with the proposed transaction. Information about the directors and executive officers of Civista and their ownership of Civista common stock is set forth in the proxy statement for Civista’s 2021 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on March 15, 2021. Information about the directors and executive officers of Comunibanc their interests and the interests of other persons who may be deemed participants in the transaction will be set forth in the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. NO OFFER OR SOLICITATION This investor presentation is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 3

Transaction Rationale Significantly Ø Adds 7 branches in Northwest Ohio and $276 million in low-cost core deposits Accelerates Ø Comunibanc’s ~60% loan-to-deposit ratio provides ample liquidity for Civista to accelerate its Presence & loan growth throughout Northwest Ohio, including the attractive Greater Toledo area Growth in Northwest OhioØ Accomplishes Civista’s strategic goal of having a significant presence in the top 5 MSAs in Ohio Ø 10%-11% EPS accretion with fully phased-in cost saves Ø Tangible book value earnback period of less than 3 years using the crossover method Financially Attractive Ø Efficient utilization of recent $75 million subordinated debt capital raise – ~50%/50% cash/stock consideration mix Ø Civista’s management team has a significant understanding and deep-rooted banking knowledge of the Northwest Ohio region Low Risk Ø Civista has been Comunibanc’s provider of item processing services, network infrastructure support, e-mail services, tax form printing and web site hosting for nearly thirty (30) years Ø Similar philosophies and expect to retain key personnel 4

CIVISTA BANCSHARES, INC.

Transaction Highlights

Valuation in-line or below recent deals

	CIVISTA / CBI	Comparable Nationwide M&A Transactions[1] Median
Price / TBV	1.52x	1.62x
Core Deposit Premium	7.8%	9.4%

Strong risk-adjusted EPS accretion

		CIVISTA / CBI	Comparable Nationwide M&A Transactions[1] Median
(A)	EPS Accretion	10.5%	8.8%
(B)	Seller Asset Size as % of Buyer	11%	20%
(A/B)	Seller Risk-Adjusted EPS Accretion[2]	1.0x	0.6x

Attractive and strategic utilization of capital

	CIVISTA / CBI	Comparable Share Repurchase[3]
2023E EPS Accretion	10.5%	6%

5

Transaction Highlights Comparable Nationwide (1) M&A Transactions Median Valuation in-line or below recent deals Price / TBV 1.52x 1.62x Core Deposit Premium 7.8% 9.4% EPS Accretion 10.5% 8.8% (A) Strong risk-adjusted EPS Seller Asset Size as % of 11% 20% (B) Buyer accretion Seller Risk-Adjusted EPS 1.0x 0.6x (A/B) (2) Accretion Comparable Share (3) Repurchase Attractive and strategic utilization of capital 2023E EPS Accretion 10.5% 6% Source: S&P Global Market Intelligence. 1. Nationwide bank M&A deals since 1/1/2019 with target assets between $300 million and $400 million. 3. Assumes a cash funded $23.1 million share repurchase is completed at $26.90 per share (5% premium to CIVB spot price as of 5 1/7/2022). Repurchase amount based on pro forma TCE/TA of 8.6%. 2. EPS Accretion divided by Seller Asset Size as % of Buyer.

CIVISTA BANCSHARES, INC.

Overview of The Henry County Bank

Pro Forma Branch Footprint

CBCZ
CIVB
Rapidly-growing Route 24 and I-75 corridor
Toledo
Fort Wayne
Cleveland
Akron
Youngstown
Sandusky
Lima
OHIO
Canton
Muncie
Newark
Wheeling
Columbus
Zanesville
Dayton
Indianapolis
INDIANA
Athens
Parkersburg
Cincinnati

Company Highlights

2021 Q3 Financial Highlights ($ millions)

Total Assets	$329
Gross Loans	$165
Total Deposits	$276
Total Equity	$33
Tang. Common Equity / Tang. Assets	9.94%
NPAs (ex. Perf. TDRs) / Assets	0.26%

Valuable Core Deposit Franchise

- **~60% Loan / Deposit Ratio**
- **#1 Deposit Market Share in Henry County**
- **~30% of Portfolio Consists of Non-Interest Bearing Deposits**
- **2021 Q3 Total Cost of Deposits 22 bps**

Source: S&P Global Market Intelligence.

6

Overview of The Henry County Bank Pro Forma Branch Footprint Company Highlights Ø Headquartered in Napoleon, OH, approximately 35 CBCZ CIVB miles southwest of downtown Toledo, OH Rapidly-growing Ø Founded in 1936 and has been Henry County’s #1 Route 24 and I-75 corridor community bank for over 50 years Ø 7 branch network that is well-positioned along the rapidly-growing Route 24 and I-75 corridor Ø Comunibanc Corp. is the bank holding company for The Henry County Bank 2021 Q3 Financial Highlights ($ millions) Valuable Core Deposit Franchise Total Assets $329 Ø ~60% Loan / Deposit Ratio Gross Loans $165 Ø #1 Deposit Market Share in Henry County Total Deposits $276 Ø ~30% of Portfolio Consists of Non-Interest Total Equity $33 Bearing Deposits Tang. Common Equity / Tang. Assets 9.94% Ø 2021 Q3 Total Cost of Deposits 22 bps NPAs (ex. Perf. TDRs) / Assets 0.26% Source: S&P Global Market Intelligence. 6

Market Expansion in the Attractive Northwest Ohio Region

CIVISTA BANCSHARES, INC.

Market Overview

Northwest Ohio

- Northwest Ohio presents an attractive community banking market consistent with Civista's model
- Home to Ohio's 4th largest city of Toledo and a regional population of over 1.2 million people
- Attractive business climate and strategic location has fueled economic activity in recent years

Toledo, Ohio

$33.5B	#1	4th
2020 Total Real GDP for Toledo, OH MSA	Toledo Named No. 1 in the Nation Among Mid-Sized Cities for New Business Investment by Site Selection Magazine	Largest City in Ohio by Population

3-Year MSA Deposit Growth CAGRs

15.8%
13.5%
12.1%
12.1%
12.0%
11.7%
Columbus
Toledo
Akron
Cleveland
Cincinnati
Dayton

Major Employers

Marathon Petroleum Corporation, amazon, O-I, The Andersons, Owens Corning, First Solar, Campbell's, welltower, ProMedica, BGSU, The University of Toledo, gm, Stellantis, Dana, La-Z-Boy

7

Market Expansion in the Attractive Northwest Ohio Region Market Overview 3-Year MSA Deposit Growth CAGRs 15.8% Northwest Ohio 13.5% Ø Northwest Ohio presents an attractive community 12.1% 12.1% 12.0% 11.7% banking market consistent with Civista’s model th Ø Home to Ohio’s 4 largest city of Toledo and a regional population of over 1.2 million people Ø Attractive business climate and strategic location Columbus Toledo Akron Cleveland Cincinnati Dayton has fueled economic activity in recent years Second highest three year MSA deposit growth CAGR out of Ohio’s six largest MSAs by deposits Toledo, Ohio Major Employers th $33.5B #1 4 2020 Total Real Toledo Named No. 1 in the Largest City in GDP for Toledo, Nation Among Mid-Sized Cities Ohio by OH MSA for New Business Investment Population by Site Selection Magazine Source: S&P Global Market Intelligence; census.gov; fred.stlouisfed.org; toledo.oh.gov; toledoregion.com; 7 rgp.org.

Highly Attractive Funding Opportunity

Acquired Balance Sheet Provides Significant Liquidity in a Rising Rate Scenario

CIVB & CBCZ Loan-to-Deposit Ratio 2017 – 2021 YTD

CBCZ
CIVB
97%
99%
102%
94%
82%
53%
55%
58%
60%
60%
2017
2018
2019
2020
2021YTD

Toledo MSA Provides Civista with Another Large, Addressable Market to Grow

Toledo, OH			
2021 Rank	Institution	Total Deposits In Market ($B)	Total Market Share (%)
1	Huntington Bancshares Inc. (OH)	3.9	21.7
2	Fifth Third Bancorp (OH)	3.7	20.5
3	KeyCorp (OH)	2.7	15.2
4	The PNC Finl Svcs Grp (PA)	1.2	6.8
5	Signature Bancorp Inc. (OH)	1.1	6.4
	Top 5	12.6	70.7
	Total For Institutions In Market	17.8	100.0

- ✓ $18 Billion Deposit Market
- ✓ Double Digit Annual Growth
- ✓ Dominated by National/Regional Banks
- ✓ Top 5 Players Have 71% Market Share
  - – Provides strong opportunity for Civista to gain market share through its relationship banking focus on small/mid-size commercial clients

8

Highly Attractive Funding Opportunity Acquired Balance Sheet Provides Significant Liquidity Toledo MSA Provides Civista with Another Large, in a Rising Rate Scenario Addressable Market to Grow Toledo, OH CIVB & CBCZ Loan-to-Deposit Ratio 2017 – 2021 YTD 2021 Total Deposits In Total Market Rank Market ($B) Share (%) Institution CBCZ CIVB 1 Huntington Bancshares Inc. (OH) 3.9 21.7 102% 2 Fifth Third Bancorp (OH) 3.7 20.5 99% 97% 94% 3 KeyCorp (OH) 2.7 15.2 82% 4 The PNC Finl Svcs Grp (PA) 1.2 6.8 5 Signature Bancorp Inc. (OH) 1.1 6.4 60% 60% 58% Top 5 12.6 70.7 55% 53% Total For Institutions In Market 17.8 100.0 ü $18 Billion Deposit Market ü Double Digit Annual Growth 2017 2018 2019 2020 2021YTD ü Dominated by National/Regional Banks ü Top 5 Players Have 71% Market Share ü Provides ample liquidity for Civista to deploy in the Toledo MSA and its other growth metro markets ‒ Provides strong opportunity for Civista to gain market share through its relationship banking focus ü Civista has a proven track-record of loan growth capabilities on small/mid-size commercial clients 1 with overall loan growth of 23% and an 8% CAGR since 2018 Source: S&P Global Market Intelligence. 8 1. Excludes PPP loans.

CIVISTA BANCSHARES, INC.

Proven Growth Oriented Banking Platform

Experienced Acquirer

Target	Announcement Date	Target Assets[1] ($MM)	Target Assets[1] as % of Civista
TCNB	9/11/2014	$105	9%
UCB United Community Bancorp	3/12/2018	$546	36%
CBC	1/10/2022	$329	11%

CBCZ
UCB
TCNB
Legacy CIVB
Toledo
Sandusky
Cleveland
Akron
Youngs
Canton
OHIO
Lima
Muncie
Newark
Columbus
Zanesville
Wheelin
Dayton
dianapolis
INDIANA
Athens
Parkersburg
ngton

Proven Ability to Grow in Newly-Entered Markets

CIVB's Acquisition of United Community Bancorp

CIVISTA BANCSHARES, INC. / UCB United Community Bancorp

- Announcement Date: 3/12/2018
- Completion Date: 9/14/2018

($MM)[2]	CIVB	United	Pro Forma
Assets	$1,526	$546	$2,072

CIVB Deposits located in Cincinnati MSA ($MM)[(3)]

Acquisition of:

UCB United Community Bancorp

Entrance into Cincinnati MSA

Overall Growth: 36%
CAGR 11%
$392
$533
At Announcement
2021

9

Proven Growth Oriented Banking Platform Experienced Acquirer Proven Ability to Grow in Newly-Entered Markets 1 1 Announcement Target Assets Target Assets Target CIVB’s Acquisition of United Community Bancorp Date ($MM) as % of Civista 9/11/2014 $105 9% § Announcement Date: 3/12/2018 3/12/2018 $546 36% § Completion Date: 9/14/2018 1/10/2022 $329 11% 2 ($MM) CIVB United Pro Forma Civista has significantly expanded its presence in higher Assets $1,526 $546 $2,072 growth markets via acquisitions (3) CBCZ CIVB Deposits located in Cincinnati MSA ($MM) UCB TCNB Legacy CIVB Acquisition of: $533 $392 Entrance into Cincinnati MSA At Announcement 2021 Source: S&P Global Market Intelligence. 1. At time of announcement. 9 2. Financial information as of December 31, 2017. 3. Deposit growth from June 30, 2018 to June 30, 2021.

CIVISTA BANCSHARES, INC.

Pro Forma Deposit Composition

Dollar values in thousands

CIVB		
Deposit Type	**Balance**	**% Total**
Transaction	$900,154	37.0%
Savings & MMDA	1,281,776	52.6%
Retail CD's	131,329	5.4%
Jumbo CD's	121,507	5.0%
Total	**$2,434,766**	**100.0%**
Noninterest-Bearing	*$ 832,492*	*34.2%*
Loans / Deposit Ratio		***79.2%***

CBCZ		
Deposit Type	**Balance**	**% Total**
Transaction	$122,436	44.4%
Savings & MMDA	80,375	29.1%
Retail CD's	19,764	7.2%
Jumbo CD's	53,414	19.4%
Total	**$275,989**	**100.0%**
Noninterest-Bearing	*$ 83,582*	*30.3%*
Loans / Deposit Ratio		***59.7%***

Retail CD's
5.4%
Jumbo CD's
5.0%
Savings &
MMDA
52.6%
Transaction
37.0%

Cost of Deposits: 0.16%

Retail CD's
7.2%
Jumbo CD's
19.4%
Savings &
MMDA
29.1%
Transaction
44.4%

Cost of Deposits: 0.22%

Retail CD's
5.6%
Jumbo CD's
6.5%
Savings &
MMDA
50.2%
Transaction
37.7%

Cost of Deposits: 0.17%

10

Pro Forma Deposit Composition Dollar values in thousands CIVB CBCZ Pro Forma Company Deposit Type Balance % Total Deposit Type Balance % Total Deposit Type Balance % Total Transaction $900,154 37.0% Transaction $122,436 44.4% Transaction $1,022,590 37.7% Savings & MMDA 1,281,776 52.6% Savings & MMDA 80,375 29.1% Savings & MMDA 1,362,151 50.2% Retail CD's 131,329 5.4% Retail CD's 19,764 7.2% Retail CD's 151,093 5.6% Jumbo CD's 121,507 5.0% Jumbo CD's 53,414 19.4% Jumbo CD's 174,921 6.5% Total $2,434,766 100.0% Total $275,989 100.0% Total $2,710,755 100.0% Noninterest-Bearing $ 832,492 34.2% Noninterest-Bearing $ 83,582 30.3% Noninterest-Bearing $ 916,074 33.8% Loans / Deposit Ratio 79.2% Loans / Deposit Ratio 59.7% Loans / Deposit Ratio 77.2% Retail CD's Retail CD's Retail CD's Jumbo CD's 5.6% 5.4% 7.2% 19.4% Jumbo CD's Jumbo CD's Savings & Savings & 6.5% 5.0% MMDA MMDA 52.6% 50.2% Savings & MMDA Transaction 29.1% 44.4% Transaction Transaction 37.0% 37.7% Cost of Deposits: 0.16% Cost of Deposits: 0.22% Cost of Deposits: 0.17% Source: S&P Global Market Intelligence. As of September 30, 2021. Based on GAAP deposit data for both CIVB and CBCZ. 10 Note: Jumbo CD’s defined as time deposits greater than $100k.

Pro Forma Loan Composition

Dollar values in thousands

CIVB		
Loan Type	Balance	% Total
1-4 Family	$430,363	22.3%
Multifamily	159,613	8.3%
CRE	922,010	47.8%
C&D	179,491	9.3%
C&I	185,852	9.6%
Consumer	11,790	0.6%
Other	38,218	2.0%
Total	**$1,927,337**	**100.0%**
CRE/Total Risk Based Capital [1]		**282.8%**

CBCZ		
Loan Type	Balance	% Total
1-4 Family	$53,129	32.3%
Multifamily	16,790	10.2%
CRE	55,459	33.7%
C&D	11,812	7.2%
C&I	11,183	6.8%
Consumer	12,971	7.9%
Other	3,326	2.0%
Total	**$164,670**	**100.0%**
CRE/Total Risk Based Capital [1]		**159.4%**

Pro Forma Company		
Loan Type	Balance	% Total
1-4 Family	$483,492	23.1%
Multifamily	176,403	8.4%
CRE	977,469	46.7%
C&D	191,303	9.1%
C&I	197,035	9.4%
Consumer	24,761	1.2%
Other	41,544	2.0%
Total	**$2,092,007**	**100.0%**
CRE/Total Risk Based Capital [1]		**272.0%**

Multifamily 8.3%
1-4 Family 22.3%
CRE 47.8%
Other 2.0%
C&I 9.6%
Consumer 0.6%
C&D 9.3%

Yield on Loans: 4.52%

1-4 Family 32.3%
Multifamily 10.2%
CRE 33.7%
Other 2.0%
Consumer 7.9%
C&I 6.8%
C&D 7.2%

Yield on Loans: 4.63%

Multifamily 8.4%
1-4 Family 23.1%
CRE 46.7%
Other 2.0%
C&I 9.4%
Consumer 1.2%
C&D 9.1%

Yield on Loans: 4.53%

11

Pro Forma Loan Composition Dollar values in thousands CIVB CBCZ Pro Forma Company Loan Type Balance % Total Loan Type Balance % Total Loan Type Balance % Total 1-4 Family $430,363 22.3% 1-4 Family $53,129 32.3% 1-4 Family $483,492 23.1% Multifamily 159,613 8.3% Multifamily 16,790 10.2% Multifamily 176,403 8.4% CRE 922,010 47.8% CRE 55,459 33.7% CRE 977,469 46.7% C&D 179,491 9.3% C&D 11,812 7.2% C&D 191,303 9 .1% C&I 185,852 9 .6% C&I 11,183 6 .8% C&I 197,035 9.4% Consumer 11,790 0 .6% Consumer 12,971 7 .9% Consumer 24,761 1.2% Other 38,218 2 .0% Other 3,326 2 .0% Other 41,544 2 .0% Total $1,927,337 100.0% Total $164,670 100.0% Total $2,092,007 100.0% 1 1 1 CRE/Total Risk Based Capital 282.8% CRE/Total Risk Based Capital 159.4% CRE/Total Risk Based Capital 272.0% Multifamily Multifamily 8.4% 8.3% Multifamily 10.2% 1-4 Family 32.3% 1-4 Family 1-4 Family 23.1% 22.3% CRE CRE 47.8% 46.7% CRE 33.7% Other Other Other C&I C&I 2.0% 2.0% 2.0% 9.6% 9.4% C&I Consumer Consumer C&D C&D Consumer C&D 6.8% 0.6% 9.3% 1.2% 7.2% 9.1% 7.9% Yield on Loans: 4.52% Yield on Loans: 4.63% Yield on Loans: 4.53% Source: S&P Global Market Intelligence. Bank level regulatory loan information shown for CIVB and bank level regulatory loan information shown for CBCZ as of September 30, 2021. 11 1. Bank level total risk based capital as of September 30, 2021 and CIVB is pro forma for recent $75 million subordinated debt issuance. Assumes $50 million of net proceeds are down streamed to the bank.

CIVISTA BANCSHARES, INC.

Transaction Summary

Transaction Consideration	➢ $50.2 million in aggregate consideration[1,2] ➢ Fixed exchange ratio of 1.1888 CIVB shares and $30.13 in cash for each CBCZ share outstanding equating to $60.59 per share of CBCZ common stock[1] ➢ Consideration mix: 50% cash / 50% stock
Valuation and Impact	➢ 152% of CBCZ Price / Tangible Book Value as of September 30, 2021[1,2] ➢ 21.0x 2022E EPS[1] ➢ 10.2x 2022E EPS assuming fully phased-in cost savings[3] ➢ Core deposit premium of 7.8%[4] ➢ 10.5% EPS accretion for 2023 assuming fully phased-in cost savings ➢ 3.8% TBV dilution at closing, inclusive of both buyer and seller transaction costs ➢ Tangible book value earnback period of 2.9 years using the cross-over method ➢ ~20% IRR
Key Transaction Assumptions	➢ Estimated transaction closing in Q2 2022 ➢ One-time pre-tax transaction and integration expenses of $5.0 million ➢ Cost savings estimated at ~40% of CBCZ's non-interest expense base ($3.2 million pre-tax fully phased-in) ➢ 75% phased-in during 2022 and 100% thereafter (conversion is scheduled to occur in Q3 2022) ➢ Core deposit intangible of 0.75% (Amortized over a 10 year period using the sum of years digits method) ➢ Gross credit mark of 1.3% (Equal to reserves; 4.3x NPLs excluding TDRs) ➢ Loan interest mark-up of $3.0 million pre-tax, fixed asset mark-up of $1.0 million pre-tax and time deposit interest rate mark-up of $0.4 million pre-tax
Capital	➢ Remain well-capitalized under regulatory guidelines ➢ Pro forma TCE / TA ratio of ~8.6%
Board Seats	➢ CBCZ will receive one seat on the Civista Bank Board

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Transaction Summary 1 2 Ø $50.2 million in aggregate consideration Transaction Ø Fixed exchange ratio of 1.1888 CIVB shares and $30.13 in cash for each CBCZ share outstanding equating to $60.59 per 1 share of CBCZ common stock Consideration Ø Consideration mix: 50% cash / 50% stock 1 2 Ø 152% of CBCZ Price / Tangible Book Value as of September 30, 2021 1 Ø 21.0x 2022E EPS 3 Ø 10.2x 2022E EPS assuming fully phased-in cost savings 4 Ø Core deposit premium of 7.8% Valuation and Ø 10.5% EPS accretion for 2023 assuming fully phased-in cost savings Impact Ø 3.8% TBV dilution at closing, inclusive of both buyer and seller transaction costs Ø Tangible book value earnback period of 2.9 years using the cross-over method Ø ~20% IRR Ø Estimated transaction closing in Q2 2022 Ø One-time pre-tax transaction and integration expenses of $5.0 million Ø Cost savings estimated at ~40% of CBCZ’s non-interest expense base ($3.2 million pre-tax fully phased-in) Key Transaction Ø 75% phased-in during 2022 and 100% thereafter (conversion is scheduled to occur in Q3 2022) AssumptionsØ Core deposit intangible of 0.75% (Amortized over a 10 year period using the sum of years digits method) Ø Gross credit mark of 1.3% (Equal to reserves; 4.3x NPLs excluding TDRs) Ø Loan interest mark-up of $3.0 million pre-tax, fixed asset mark-up of $1.0 million pre-tax and time deposit interest rate mark-up of $0.4 million pre-tax Ø Remain well-capitalized under regulatory guidelines Capital Ø Pro forma TCE / TA ratio of ~8.6% Ø CBCZ will receive one seat on the Civista Bank Board Board Seats 12 1. Based on CIVB common stock closing price of $25.62 as of 1/7/2022. 3. Includes estimated fully-phased annual cost savings in first full year following transaction closing (2023). 2. Based on 828,504 CBCZ common shares outstanding. 4. Core deposits defined as total deposits less time deposits over $100k.

Concluding Thoughts ü Adds meaningful scale and core deposits in the highly attractive Northwest Ohio region ü Provides platform to expand commercial lending opportunities in the highly attractive Greater Toledo market ü Double-digit EPS accretion and manageable TBV dilution and earnback period ü Pro forma metrics compare favorably to recent M&A transactions and alternative uses of excess capital ü Low-risk transaction with given long history between both management teams and planned retention of key employees 13

Contact Information

- Additional information can be found at:
  - **www.civb.com**

- Dennis G Shaffer
- *Chief Executive Officer & President*
- dgshaffer@civb.com
- Telephone: 888.645.4121

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Contact Information Ø Civista Bancshares, Inc.’s common shares are traded on the NASDAQ Capital Market under the symbol “CIVB.” Ø Additional information can be found at: Ø www.civb.com Ø Dennis G Shaffer Ø Chief Executive Officer & President Ø dgshaffer@civb.com Ø Telephone: 888.645.4121 14

Thank You 15